
BEHRINGERHARVARD
MID-TERM VALUE ENHANCEMENT FUND I LP


10012175

2009 Annual Report

Tucson Way, Denver, Colorado

Dear Investors,

Despite the turmoil in real estate and financial markets, performance of the Mid-Term Value Enhancement Fund I LP remained steady in 2009, with a slight improvement in net income over 2008. Given the difficult business climate, the stability in operations of our properties has been encouraging. Three out of the five properties in our current portfolio are in Dallas, where the local economy has generally fared better than the U.S. economy and the impact on real estate markets has been less severe. Because the fund has no debt, we are largely insulated from the credit market crisis, although the lack of available credit affects potential buyers of our property as financing is difficult to find. Our strategy remains to preserve capital and sustain property values while waiting for the right time to dispose of our properties, which we generally believe will be when the economic climate is more favorable and we have successfully completed our 2010 lease renewals.

At year end 2009, our portfolio of five wholly owned properties was 96 percent leased, a modest improvement from the 94 percent occupancy at the end of 2008. We added two new tenants in our Parkway Vista property in Dallas during the third quarter, increasing occupancy to 73 percent at year end. Our single-tenant facilities remained fully leased at year end with the tenant at the Hopkins building in Minneapolis renewing its lease for an additional seven years in early 2009. Of the leases expiring in 2010, we are exchanging leasing proposals with Air Supply Components, the single tenant at our ASC Building property, and have also initiated negotiations and exchanged proposals with the single tenant at our 2800 West Mockingbird property, a division of Affiliated Computer Services. The broker with whom we had previously listed the Mockingbird property for lease or sale is continuing their efforts as a possible contingency in the event that we do not come to terms with the current tenant. The single-tenant lease on our Tucson Way property with Raytheon Company expires in April 2012.

As we previously reported, in February 2010, we entered into a contract for the sale of the Hopkins building for approximately $2.9 million. The unsolicited offer came from an unaffiliated third party who has subsequently made an earnest money deposit of $50,000, which is refundable until the end of the inspection period. If the sale is successfully concluded, our current intention is to provide net proceeds of the sale to our investors through a special distribution.

During the year, we maintained our declared distribution rate at 6 percent based on a $10 price per limited partnership unit. The rate has not changed since March 2004 and, this year, represented a declared distribution of approximately $2.6 million or $0.60 per unit. The distribution may be decreased in the future, particularly as we dispose of assets and return the net sale proceeds to our investors. This is a normal occurrence during the liquidation phase of a fund as the sale of income-producing assets and distribution of the proceeds reduces funds available for distribution. We also need to consider the needs of our continuing operations and tenant renewal costs in light of current economic conditions and may elect to reduce distributions in order to conserve cash.

In compliance with our partnership agreement, at the end of 2009, we provided an estimated valuation per limited partnership unit of $7.09, which was disclosed in mid-January 2010. Clearly, the middle of a deep economic recession is not the ideal time to estimate the value of our units. The estimated valuation is at what many believe to be the bottom of the current real estate cycle, and should be viewed in that context.

We continue to work to meet the original liquidation timeframe for the fund, which lasts until 2013, in a way that can harvest value from the portfolio and maximize the available return for investors. Aside from opportunistic sales such as the Hopkins building, we continue with our current strategy of protecting your investment in the portfolio until improving markets and key 2010 tenant renewals provide the opportunity for increased property valuations. We believe this can be accomplished within the planned lifetime of the fund. Until then, we thank you for your continued support.

Sincerely,



Robert M. Behringer
Chairman



Robert S. Aisner
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

Commission File Number: 000-51292

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact name of registrant as specified in its charter)

Texas	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (866) 655-1610

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Units of limited partnership interest

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.45 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the registrant's limited partnership interests, the aggregate market value of limited partnership interests held by nonaffiliates of the registrant as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) was $42,751,870, assuming a market value of $10 per unit of limited partnership interest.

As of March 19, 2010, the registrant had 4,275,187 units of limited partnership interest outstanding.

BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
FORM 10-K
Year Ended December 31, 2009

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Mid-Term Opportunity Fund I LP (which may be referred to herein as the "Partnership," "we," "us," or "our") and our subsidiaries, including our ability to rent space on favorable terms, and to fund our liquidity requirements, the value of our assets, our anticipated capital expenditures, the amount and timing of anticipated future cash distributions to our unitholders, the estimated per unit value of our limited partnership units and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution unitholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- the availability of cash flow from operating activities for distributions and capital expenditures;
- future increases in interest rates;
- impairment charges;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- conflicts of interest arising out of our relationships with our advisor and its affiliates;
- changes in the level of financial assistance or support provided by our sponsor or its affiliates: and
- unfavorable changes in laws or regulations impacting our business or our assets.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Annual Report on Form 10-K are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to or with any other parties. Moreover, these representations, warranties or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

PART I

Item 1. Business.

General Description of Business

We are a limited partnership formed in Texas on July 30, 2002. Our general partners are Behringer Harvard Advisors I LP ("Behringer Advisors I") and Robert M. Behringer (collectively, the "General Partners"). We were funded through capital contributions from our General Partners and initial limited partner on September 20, 2002 (date of inception) and offered our limited partnership units pursuant to the public offering which commenced on February 19, 2003 and terminated on February 19, 2005 (the "Offering"). The Offering was a best efforts continuous offering and we admitted new investors until the termination of the Offering. As of December 31, 2009, we had 4,275,187 limited partnership units outstanding. Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop.

We used the proceeds from the Offering, after deducting offering expenses, primarily to acquire six office building properties. As of December 31, 2009, five of the six properties we acquired remain in our portfolio. These properties combined contain approximately 236,000 rentable square feet. We are not currently seeking to purchase any additional properties for our portfolio.

Our Agreement of Limited Partnership, as amended (the "Partnership Agreement"), provides that we will continue in existence until the earlier of December 31, 2022 or termination of the Partnership pursuant to the dissolution and termination provisions of the Partnership Agreement.

Unit Valuation

Our Partnership Agreement requires that beginning with the fiscal year ended December 31, 2009, the General Partners annually provide our limited partners with an estimate of the amount a holder of limited partnership units would receive if our properties were sold at their fair market values as of the close of the fiscal year, and the proceeds from the sale of the properties (without reduction for selling expenses), together with other funds of the Partnership, were distributed in a liquidation.

On January 14, 2010 Behringer Advisors I, our co-general partner, calculated a new estimated value per limited partnership unit as of December 31, 2009. As part of the valuation process, and as required by the Partnership Agreement, the general partner has obtained the opinion of an independent third party, Robert A. Stanger & Co., Inc., that the estimated valuation is reasonable and was prepared in accordance with appropriate methods for valuing real estate. Robert A. Stanger & Co., founded in 1978, is a nationally recognized investment banking firm specializing in real estate, REIT's and direct participation programs such as ours. The new estimated valuation per limited partnership unit as of December 31, 2009 is $7.09, adjusted from the previously estimated valuation of $10.00 per unit.

In addition to meeting its obligation under the Partnership Agreement, the General Partners understand that this estimated value per unit may be used by (i) broker dealers who have customers who own our limited partnership units to assist in meeting customer account statement reporting obligations under the National Association of Securities Dealers (which is the former name of FINRA) Conduct Rule 2340 as required by FINRA and (ii) fiduciaries of retirement plans subject to the annual reporting requirements of ERISA to assist in the preparation of their reports.

As with any valuation methodology, the General Partner's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per unit, and these differences could be significant. The estimated value per unit does not represent the fair value according to accounting principles generally accepted in the United States of America ("GAAP") of our assets less liabilities, nor does it represent the amount our units would trade at on a national securities exchange.

Generally, we do not anticipate selling our assets until we feel it is the right time to dispose of an asset, or we feel that the economy has improved, and we have the opportunity to realize additional value. Our general partners intend to use all reasonable efforts to realize value for our limited partners when commercial real estate prices have normalized. We are diligently working to renew current leases or secure new leases with quality tenants to increase net operating income and the ultimate value of our assets and to execute on other value creation strategies. In addition, we continue to work to meet the originally envisioned liquidation timeframe for the fund which lasts until 2013.

Our office is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and our toll-free telephone number is (866) 655-1610. The name Behringer Harvard is the property of Behringer Harvard Holdings, LLC ("Behringer Holdings"), and is used by permission.

Disposition Policies

We intend to hold the various real properties in which we have invested until such time as sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. In deciding whether to sell properties, we will consider factors such as potential capital appreciation, cash flow and federal income tax considerations, including possible adverse federal income tax consequences to our limited partners. We will also consider the current state of the general economy, and whether waiting to dispose of a property will allow us to realize additional value for our limited partners. Our General Partners may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our termination on December 31, 2022, or, after February 19, 2013, if investors holding a majority of the units vote to liquidate us in response to a formal proxy to liquidate. Instead of causing us to liquidate, our General Partners, in their sole discretion, may determine to offer to limited partners the opportunity to convert their units into interests in another public real estate program sponsored by our General Partners or their affiliates, through a plan of merger, plan of exchange or plan of conversion, provided that the transaction is approved by holders of such percentage of units as determined by our General Partners, but not less than a majority and excluding those held by our General Partners and their affiliates. If such an opportunity is provided to our limited partners, it may involve the distribution to limited partners of freely traded securities that are listed on a securities exchange.

Cash flow from operations will not be invested in the acquisition of properties. However, at the discretion of our General Partners, cash flow may be held as working capital reserves or used to make capital improvements to existing properties. In addition, net sales proceeds will not be reinvested but will be distributed to the partners. Thus, we are intended to be self-liquidating in nature. Our Partnership Agreement prohibits us from reinvesting proceeds from the sale or refinancing of our properties at any time after February 19, 2010. Our General Partners, may also determine not to distribute net sales proceeds if such proceeds are:

- held as working capital reserves; or
- used to make improvements to existing properties.

We will not pay, directly or indirectly, any commission or fee, except as specifically permitted under Article XII of our Partnership Agreement, to our General Partners or their affiliates in connection with the distribution of proceeds from the sale, exchange or financing of our properties.

Although not required to do so, we will generally seek to sell our real estate properties for cash. We may, however, accept terms of payment from a buyer that include purchase money obligations secured by mortgages as partial payment, depending upon then-prevailing economic conditions customary in the area in which the property being sold is located, credit of the buyer and available financing alternatives. Some properties we sell may be sold on the installment basis under which only a portion of the sale price will be received in the year of sale, with subsequent payments spread over a number of years. In such event, our full distribution of the net proceeds of any sale may be delayed until the notes are paid, sold or financed.

Investment Objectives and Criteria

Our investment objectives are:

- to preserve, protect and return investor's capital contributions;
- to maximize cash distributions paid to investors;
- to realize growth in the value of our properties upon the ultimate sale of such properties; and
- either (1) to make an orderly disposition of the properties and distribute the cash to the investors or

(2) upon the approval of the majority of the limited partners, for all the investors to exchange their units for interests in another Behringer Harvard program.

We cannot assure investors that we will attain these objectives or that our capital will not decrease. We may not change our investment objectives except with the approval of limited partners holding a majority of our units (without regard to units owned or controlled by our General Partners). In the event that the holders of a majority of our units approve a merger or consolidation with another partnership or corporation, in lieu of our liquidation, limited partners who dissent from any such merger or consolidation will be entitled to receive cash for their units based on the appraised value of our net assets.

Our General Partners make all decisions relating to the sale of our properties.

Borrowing Policies

We have not borrowed to acquire any of our properties. However, in order to give our General Partners flexibility in our management, our Partnership Agreement authorizes us to borrow funds for the following limited purposes:

- for Partnership operating purposes in the event of unexpected circumstances in which our cash resources become insufficient for the maintenance and repair of our properties or for the protection or replacement of assets;
- in order to finance improvement of properties when our General Partners deem such improvements to be necessary or appropriate to protect the capital previously invested in the properties;
- to protect the value of our investment in a particular property; and
- to make a particular property more attractive for sale or lease.

We may not borrow funds for any other purpose. Further, the aggregate amount of Partnership borrowings at any given time may not exceed amounts permissible under North American Securities Administrators Association ("NASAA") Guidelines.

Our General Partners have also represented that they will not cause us to incur indebtedness unless we first obtain an opinion of counsel or an opinion from our tax accountants that the indebtedness to be obtained more likely than not will not cause our income to be characterized by the Internal Revenue Service as Unrelated Business Taxable Income ("UBTI") as defined in Section 512 of the Internal Revenue Code. Investors should be aware, however, that any such opinion would be based upon various representations and assumptions, and would have no binding effect on the Internal Revenue Service or any court. Accordingly, no assurance can be given that the conclusions reached in any such opinion, if contested, would be sustained by a court, or that any such indebtedness to be obtained by us in the future would not cause the income allocated to limited partners that are tax-exempt entities to be taxed as UBTI.

We may borrow funds from our General Partners or their affiliates for the purposes listed above only if the following qualifications are met:

- any such borrowing cannot constitute a "financing" as that term is defined under the NASAA Guidelines, *i.e.*, indebtedness encumbering Partnership properties or incurred by the Partnership, the principal amount of which is scheduled to be paid over a period of not less than 48 months, and not more than 50% of the principal amount of which is scheduled to be paid during the first 24 months;
- interest and other financing charges or fees must not exceed the amounts that would be charged by unrelated lending institutions on comparable financing for the same purpose in the same locality as our principal place of business; and
- no prepayment charge or penalty shall be required.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our General Partners and their affiliates, including conflicts related to the arrangements pursuant to which our General Partners and their affiliates will be compensated by us. All of our agreements and arrangements with our General Partners and their affiliates, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts of interest in our transactions with our General Partners and their affiliates are described below.

Our General Partners are Robert M. Behringer and Behringer Advisors I. Mr. Behringer owns a controlling interest in Behringer Holdings, a Delaware limited liability company that indirectly owns all of the outstanding equity interests of Behringer Advisors I, our property managers and Behringer Securities LP ("Behringer Securities"), the dealer manager for the Offering. Mr. Behringer, Robert S. Aisner, Gerald J. Reihsen, III, Gary S. Bresky, M. Jason Mattox and Robert J. Chapman are executive officers of Harvard Property Trust, LLC ("HPT"), the sole general partner of Behringer Advisors I and Behringer Securities. In addition, Messrs. Behringer, Reihsen, Bresky and Mattox are executive officers of Behringer Securities.

Because we were organized and will be operated by our General Partners, conflicts of interest will not be resolved through arm's-length negotiations but through the exercise of our General Partners' judgment consistent with their fiduciary responsibility to the limited partners and our investment objectives and policies. For a description of some of the risks related to these conflicts of interest, see the Item 1A. "Risk Factors" section of this Annual Report on Form 10-K. For a discussion of the conflict resolution policies, see the Item 13, "Certain Relationships and Related Transactions, and Director Independence" section of this Annual Report on Form 10-K.

Interests in Other Real Estate Programs

Our General Partners and their affiliates are general partners of other Behringer Harvard programs, including real estate programs that have investment objectives similar to ours, and we expect that they will organize other such programs in the future. Our General Partners and such affiliates have legal and financial obligations with respect to these other programs that are similar to their obligations to us. As general partners, they may have contingent liabilities for the obligations of other programs structured as partnerships as well as our obligations, which, if such obligations were enforced against them, could result in substantial reduction of their net worth.

Other Activities of Our General Partners and Their Affiliates

We rely on our General Partners and their affiliates for the day-to-day operation of our business. As a result of their interests in other Behringer Harvard programs and the fact that they have also engaged and will continue to engage in other business activities, our General Partners and their affiliates will have conflicts of interest in allocating their time between us and other Behringer Harvard programs and other activities in which they are involved. In addition, our Partnership Agreement does not specify any minimum amount of time or level of attention that our General Partners must devote to us. However, our General Partners believe that they and their affiliates have sufficient personnel to discharge fully their responsibilities to all of the Behringer Harvard programs and other ventures in which they are involved.

In no event may we:

- sell or lease real property to our General Partners or any of their affiliates, except under limited circumstances permissible under the NASAA Guidelines;
- make loans to our General Partners or any of their affiliates; or
- enter into agreements with our General Partners or their affiliates for the provision of insurance covering us or any of our properties, except under the limited circumstances permissible under the NASAA Guidelines.

Competition in Leasing Properties

Conflicts of interest will exist to the extent that we own properties in the same geographic areas where properties owned by our General Partners, their affiliates or other Behringer Harvard programs are located. In such a case, a conflict could arise in the leasing of our properties in the event that we and another Behringer Harvard program were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of properties in the event that we and another Behringer Harvard program were to attempt to sell similar properties at the same time. Conflicts of interest may also exist at such time as we or our affiliates managing properties on our behalf seek to employ developers, contractors or building managers, and other circumstances. Our General Partners will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our General Partners will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resale or leasing of the various properties.

Affiliated Property Manager

Our properties are managed and leased by Behringer Harvard Mid-Term Management Services, LLC, Behringer Harvard Real Estate Services, LLC and HPT Management Services LLC, our affiliated property managers or their affiliates (individually or collectively referred to as "Property Manager"). Our agreements with our Property Manager expire in June 2010, but automatically extend for successive seven year terms. We can terminate the agreements only in the event of gross negligence or willful misconduct on the part of our Property Manager. Behringer Harvard Real Estate Services, LLC and HPT Management Services, LLC also serve, and will continue to serve, as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Management fees to be paid to our Property Manager are based on a percentage of the rental income received by the managed properties.

Regulations

Our investments are subject to various federal, state and local laws, ordinances and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest.

Significant Tenants

As of December 31, 2009, four of our tenants accounted for 10% or more of our aggregate annual rental revenues from our properties. Raytheon Company, a major United States Government defense contractor, leases all of Tucson Way and accounted for rental revenue of approximately $1.7 million or approximately 43% of our aggregate annual rental revenues for the year ended December 31, 2009. Our lease with Raytheon Company expires on April 30, 2012. Government Records Services, Inc., part of Affiliated Computer Systems ("ACS"), a provider of business process and information technology outsourcing solutions to commercial and government clients, leases 100% of 2800 W. Mockingbird and accounted for rental revenue of approximately $839,000, or approximately 22% of our aggregate annual rental revenues. Our lease with ACS expires on September 30, 2010. Air Systems Components, LP, which consists of a group of companies that are the largest manufacturer of air handling components in North America, leases 100% of the ASC Building and accounted for rental revenue of approximately $492,000, or approximately 13% of our aggregate annual rental revenues. Our lease with Air Systems Components, LP expires on October 31, 2010. SunGard Financial System, Inc., which conducts financial clearing activities, data warehousing and disaster recovery for computer operations, leases all of the Hopkins Building and accounted for approximately $388,000 of our rental revenue or approximately 10% of our aggregate annual rental revenue. Our lease with SunGard expires on March 31, 2018. We have already begun the process of finding new tenants to replace the leases that will expire during 2010.

Employees

We have no employees. The employees of Behringer Advisors I and other affiliates of ours perform a full range of real estate services for us, including property management, accounting, legal, asset management, wholesale brokerage and investor relations.

We are dependent on our affiliates for services that are essential to us, including the sale of our limited partnership units, property management and other general and administrative responsibilities. In the event that these companies were unable to provide these services to us, we would be required to obtain such services from other sources.

Financial Information About Industry Segments

Our current business consists only of owning, managing, operating, leasing and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We electronically file an Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). Copies of our filings with the SEC may be obtained from the web site maintained for us by our advisor at *http://www.behringerharvard.com* or at the SEC's web site, at *http://www.sec.gov.* Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Form 10-K.

Item 1A. Risk Factors.

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Risks Related to an Investment in Behringer Harvard Mid-Term Value Enhancement Fund I LP

There is no public trading market for our units, therefore it will be difficult for limited partners to sell their units.

There is no public trading market for the units, and we do not expect one to ever develop. Our Partnership Agreement restricts our ability to participate in a public trading market or anything substantially equivalent to one by providing that any transfer that may cause us to be classified as a publicly traded partnership as defined in Section 7704 of the Internal Revenue Code shall be deemed void and shall not be recognized by us. Because our classification as a publicly traded partnership may significantly decrease the value of the units, our General Partners intend to use their authority to the maximum extent possible to prohibit transfers of units that could cause us to be classified as a publicly traded partnership. For these reasons, it will be difficult for limited partners to sell their units.

Our units have limited transferability and lack liquidity.

Except for certain intra-family transfers, limited partners are limited in their ability to transfer their units. Our Partnership Agreement and certain state regulatory agencies have imposed restrictions relating to the number of units limited partners may transfer. In addition, the suitability standards imposed on initial investors also apply to potential subsequent purchasers of our units. If limited partners are able to find a buyer for their units, they may not sell their units to such buyer unless the buyer meets the suitability standards applicable to him or her. Accordingly, it will be difficult for limited partners to sell their units promptly or at all. Limited partners may not be able to sell their units in the event of an emergency, and if they are able to sell their units, they may have to sell them at a substantial discount. It is also likely that their units would not be accepted as the primary collateral for a loan.

Our limited partners should view their investments as long-term in nature.

Our units lack a public trading market and are subject to transfer restrictions. Although we are currently preparing and assessing properties for potential liquidation without a definitive time table, we may choose to wait to sell any or all of the properties we now hold and not liquidate the Partnership until between five and eight years following the termination of the Offering on February 19, 2005. We expect that net proceeds from the sale of our properties will generally be distributed to our partners unless needed for working capital resources and capital improvements. For each of these reasons, limited partners should view their investment in units strictly as a long-term investment.

We are limited in the number and type of properties in which we may invest and the value of the limited partners' investments will fluctuate with the performance of the specific investments made.

Currently, we hold five real estate investments, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we made. As a result, the likelihood of our profitability being affected by the performance of any one of our investments has increased. The investment in our units will be subject to greater risk to the extent that we lack a diversified portfolio of investments. In addition, our fixed operating expenses, as a percentage of gross income, are higher, and our financial condition and ability to pay distributions may be adversely affected.

We may not successfully provide unitholders with a liquidity event.

Our current timeframe for liquidating the Partnership is by 2013. Market conditions and other factors could cause us to delay liquidation beyond this period. If liquidation is delayed, your units will continue to be illiquid.

Robert M. Behringer has a dominant role in determining what is in our best interests and, therefore, we will not have the benefit of independent consideration of issues affecting our Partnership operations.

Mr. Behringer is one of our general partners. Our other general partner is Behringer Advisors I. Behringer Advisors I is managed by its general partner, HPT, for which Mr. Behringer serves as Chief Executive Officer and sole manager. Therefore, Mr. Behringer has a dominant role in determining what is in the best interests of us and our limited partners. Since no person other than Mr. Behringer has any direct control over our management, we do not have the benefit of independent consideration of issues affecting our Partnership operations. Therefore, Mr. Behringer alone will determine the propriety of his own actions, which could result in a conflict of interest when he is faced with any significant decision relating to our Partnership affairs.

The prior performance of real estate investment programs sponsored by affiliates of our General Partners may not be an indication of our future results.

Investors should not rely upon the past performance of other real estate investment programs sponsored by Mr. Behringer, our individual general partner, or his affiliates to predict our future results. To be successful in this market, we must, among other things:

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and
- continue to build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause investors to lose all or a portion of their investment.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of certain key personnel of the general partner of Behringer Advisors I, HPT, including Mr. Behringer, who would be difficult to replace. Although HPT has employment agreements with its key personnel, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with HPT or us. If any of HPT's key personnel were to cease employment, our operating results could suffer. We believe that our future success depends, in large part, upon HPT's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure limited partners that HPT will be successful in attracting and retaining such skilled personnel. Further, our General Partners intend to establish strategic relationships with firms that have special expertise in certain services or as to real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete. We cannot assure limited partners that our General Partners will be successful in attracting and retaining such relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our strategies could be delayed or hindered.

Our General Partners have a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our General Partners to fulfill their financial obligations to us.

The net worth of our General Partners consists primarily of interests in real estate, retirement plans, partnerships and closely held businesses. Accordingly, the net worth of our General Partners is illiquid and not readily marketable. This illiquidity, and the fact that our General Partners have commitments to other Behringer Harvard programs, may adversely affect the ability of our General Partners to fulfill their financial obligations to us.

Our rights and the rights of our limited partners to recover claims against our General Partners are limited.

Our Partnership Agreement provides that our General Partners will have no liability for any action or failure to act that the General Partners in good faith determine was in our best interest, provided their action or failure to act did not constitute negligence or misconduct. As a result, we and our limited partners may have more limited rights against our General Partners than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our General Partners in some cases.

Our units are generally not suitable for IRAs and other retirement plans subject to ERISA.

Because our intended operations will likely give rise to UBTI, our units are generally not an appropriate investment vehicle for IRAs and retirement plans subject to ERISA.

General Risks Related to Investments in Real Estate

Recent market disruptions will likely impact most aspects of our operating results and operating condition.

The global financial markets have undergone pervasive and fundamental disruptions. The disruption has had and may continue to have an adverse impact on the availability of credit to businesses, generally, and has resulted in and could lead to further weakening of the U.S. and global economies. Our business will likely be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. Availability of debt financing secured by commercial real estate has declined, as a result of tightened underwriting standards. These conditions have and may continue to materially affect the value of our investment properties, and may continue to affect our ability to pay distributions and the availability or the terms of financing that we may anticipate utilizing. These challenging economic conditions will also continue to impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. Specifically, the current conditions, or similar conditions existing in the future, may have the following consequences:

- the financial condition of our tenants, which include financial, legal and other professional firms, may be adversely affected, which may result in us having to increase concessions, reduce rental rates or make capital improvements in order to maintain occupancy levels or to negotiate for reduced space needs, which could result in a decrease in our occupancy levels;
- significant job losses in the financial and professional services industries have occurred and may continue to occur, which may decrease demand for our office space and result in lower occupancy levels, which could result in decreased revenues and which could diminish the value of our properties, which depend, in part, upon the cash flow generated by our properties;
- credit spreads for major sources of capital may continue to widen, resulting in lenders increasing the cost for debt financing;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our returns from our acquisition activities;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices and may reduce the availability of unsecured loans; and
- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors.

Further, in light of the current economic conditions, we cannot provide assurance that we will be able to continue distributions at the historical 6% annualized rate or that the amount of distributions will increase over time.

Recent disruptions in the financial markets and adverse economic conditions could adversely affect our ability to secure debt financing on attractive terms, dispose of our properties and the value of our investments.

We have not borrowed to acquire any of our properties. However, in order to give our General Partners flexibility in our management, our Partnership Agreement authorizes us to borrow funds for limited purposes such as in the event of unexpected circumstances in which our cash resources become insufficient for the maintenance and repair of our properties or for the protection or replacement of assets, and in order to finance improvement of properties when our General Partners deem such improvements to be necessary or appropriate to protect the capital previously invested in the properties, to protect the value of our investment in a particular property and to make a particular property more attractive for sale or lease.

The commercial real estate debt markets continue to experience volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. Credit spreads for major sources of capital have widened significantly as investors have demanded a higher risk premium. This is resulting in lenders increasing the cost for debt financing. An increase in the overall cost of borrowings, either by increases in the index rates or by increases in lender spreads, may result in our investment operations generating lower overall economic returns and a reduced level of cash flow. As a result of current economic conditions, potential purchasers may be unable to obtain financing on acceptable terms. In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) leads to a decline in real estate values generally; (2) slows real estate transaction activity; (3) reduces the loan to value upon which lenders are willing to extend debt; and (4) results in difficulty in refinancing debt as it becomes due.

Further, the recent market volatility will likely make the valuation of our investment properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, and we may be required to recognize impairment charges, which will reduce our reported earnings.

The pervasive and fundamental disruptions that the global financial markets have undergone have led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an "emergency" basis, suddenly and substantially eliminating market participants' ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies. Among measures proposed by legislators have been moratoriums on loan payments, limits on the ability of lenders to enforce loan provisions, including the collection of interest at rates agreed in the loan documents, and involuntary modification of loan agreements. It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed or the effect of such restrictions on us and our results of operations. There is likely to be increased regulation of the financial markets.

Future financing could be impacted by negative capital market conditions.

Recently, the U.S. credit markets and the sub-prime residential mortgage market have experienced severe dislocations and liquidity disruptions. Sub-prime mortgage loans have experienced increasing rates of delinquency, foreclosure and loss. These and other related events have had a significant impact on the capital markets associated not only with sub-prime mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the U.S. housing, credit and financial markets as a whole. Consequently, there is greater uncertainty regarding our ability to access the credit market in order to attract financing on reasonable terms.

The distributions we pay to our limited partners are not necessarily indicative of our current or future operating results and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay or maintain cash distributions at any particular level, or that distributions will increase over time.

There are many factors that can affect the availability and timing of cash distributions to limited partners. Distributions will be based principally on cash available from our properties, real estate securities and other investments. We expect to distribute net cash from operations and net proceeds from sales of properties to limited partners. However, our General Partners, in their discretion, may defer fees payable by us to the General Partners, allowing for more cash to be available to us for distribution to our limited partners. In addition, our General Partners may make supplemental payments to us or our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. The amount of cash available for distributions will be affected by many factors, such as the yields on securities of other real estate programs in which we invest, and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We currently pay distributions at an annualized rate of 6%. Such distributions are not necessarily indicative of current or future operating results and we can give no assurance that we will be able to continue distributions at the current rate or that distributions will increase over time. Nor can we give any assurance that rents or other income from our investments will increase, that the investments we make will increase in value or provide constant or increased distributions over time will increase our cash available for distributions to limited partners. Our actual results may differ significantly from the assumptions used by our General Partners in establishing the distribution rate to limited partners.

Many of the factors that can affect the availability and timing of cash distributions to limited partners are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

- If one or more tenants defaults or terminates its lease, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.
- Cash available for distributions would be reduced if we are required to spend money to correct defects or to make improvements to properties.
- Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.
- If we borrow funds from third parties, more of our cash on hand will be needed to make debt payments, and cash available for distributions may therefore decrease.

In addition, our General Partners, in their discretion, may retain any portion of our cash on hand for working capital. We cannot assure limited partners that sufficient cash will be available to pay distributions to them.

Gains and distributions upon resale of our properties are uncertain.

Although gains from the sales of properties typically represent a substantial portion of any profits attributable to a real estate investment, we cannot assure investors that we will realize any gains on the resales of our properties. In addition, the amount of taxable gain allocated to investors with respect to the sale of a Partnership property could exceed the cash proceeds received from such sale.

Proceeds from the sale of a property will generally be distributed to investors. The General Partners, in their sole discretion, may determine not to make such distribution if such proceeds are used to:

- create working capital reserves; or
- make capital improvements to our existing properties.

The provisions of the Texas Business Organizations Code applicable to limited partnerships do not grant limited partners any voting rights, and limited partners' rights are limited under our Partnership Agreement.

A vote of a majority of the units of limited partnership interest is sufficient to take the following actions:

- to amend our Partnership Agreement;
- to dissolve and terminate the Partnership;
- to remove our General Partners; and
- to authorize a merger or a consolidation of the Partnership.

These are the only significant voting rights granted to our limited partners under our Partnership Agreement. Therefore, limited partners' voting rights in our operations are limited.

Our General Partners will make all decisions with respect to our management and determine all of our major policies, including our financing, growth, investment strategies and distributions. Our General Partners may revise these and other policies without a vote of the limited partners. Therefore, limited partners will be relying almost entirely on our General Partners for our management and the operation of our business. Our General Partners may only be removed under certain conditions, as set forth in our Partnership Agreement. If our General Partners are removed, they will receive payment equal to the fair market value of their interests in us as agreed upon by our General Partners and us, or by arbitration if we are unable to agree.

Payment of fees to our General Partners and their affiliates will reduce cash available for distribution.

Our General Partners and their affiliates will perform services for us in connection with the management and leasing of our properties and the administration of our other investments. They will be paid substantial fees for these services, which will reduce the amount of cash available for distribution to limited partners.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. We have cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute and could result in a decline in the value of your investment.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered, and do not intend to register, as an investment company under the Investment Company Act of 1940, as amended, based on exclusions that we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

In order to be excluded from regulation under the Investment Company Act, we must engage primarily in the business of acquiring and owning real estate assets or real estate-related assets. We rely on exemptions or exclusions provided by the Investment Company Act for the direct ownership, or the functional equivalent thereof, of certain qualifying real estate assets or by engaging in business through one or more majority-owned subsidiaries, as well as other exemptions or exclusions. The position of the SEC staff generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests in order for us to maintain our exemption. Mortgaged-backed securities may or may not constitute qualifying real estate assets, depending on the characteristics of the mortgage-backed securities, including the rights that we have with respect to the underlying loans.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure investors that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- ability to collect rent from tenants;
- increasing vacancy rates or ability to rent space on favorable terms;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure investors that we will be profitable or that we will realize growth in the value of our real estate properties.

We have acquired a number of our properties in the Southwest United States, particularly in the Dallas, Texas metropolitan area. As a result of this limited diversification of the geographic locations of our properties, our operating results will be affected by economic changes that have an adverse impact on the real estate market in that area.

Many of the properties that we have acquired using the proceeds of the Offering are located in the Southwest United States, more specifically, in the Dallas, Texas metropolitan area. Consequently, because of the lack of geographic diversity among our current assets, our operating results and ability to pay distributions are likely to be impacted by economic changes affecting the real estate market in the Dallas, Texas area. An investment in our units will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to pay cash distributions to our limited partners.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient working capital reserves, we will have to obtain financing from other sources. We generally maintain working capital reserves of 1% of the contract price of the properties we own. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure investors that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Our Partnership Agreement limits our ability to borrow money. Any borrowing for working capital purposes, if permitted, will cause us to incur interest expense, and therefore our financial condition and our ability to pay cash distributions to our limited partners may be adversely affected.

We may be unable to sell a property on acceptable terms and conditions, if at all.

We intend to hold our real properties and other investments until our General Partners decide that a sale or other disposition is consistent with our investment objectives or until it appears that these objectives will not be met. Otherwise, our General Partners may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation if we do not cause the units to be listed for trading on a national securities exchange by 2017, unless investors holding a majority of the units approve otherwise.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

The current economic conditions have caused, and may continue to cause, our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on an investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues, resulting in less cash to be distributed to limited partners. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We are dependent on tenants for our revenue and lease terminations could reduce or prevent our distributions to our limited partners.

The success of our investments, particularly properties occupied by a single tenant, is materially dependent on the financial stability of our tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions to limited partners. A default by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated, we cannot assure investors that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

If we sell any of our properties in tenant-in-common transactions, those sales may be viewed as sales of securities, and we would retain potential liability after the sale under applicable securities laws.

We may sell properties in tenant-in-common transactions. If we do make such sales, they may be viewed as sales of securities, and as a result if the purchasers in the tenant-in-common transaction had post-closing claims, they could bring claims under applicable securities laws. Those claims could have a material adverse effect upon our business and results of operations.

If we set aside insufficient working capital reserves, we may be required to defer necessary property improvements.

If we do not estimate enough reserves for working capital to supply needed funds for capital improvements throughout the life of the investment in a property, we may be required to defer necessary improvements to the property that may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Uncertain market conditions and the broad discretion of our General Partners relating to the future disposition of properties could adversely affect the limited partners' returns on their investments.

We intend to hold the various real properties in which we invest until such time as our General Partners determine that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. We cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Although we generally intend to hold our current properties for five to eight years from the termination of the Offering on February 19, 2005, due to the uncertainty of market conditions that may affect the future disposition of our properties, we cannot assure limited partners that we will be able to sell our properties at a profit in the future. Accordingly, the extent to which limited partners will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect investor returns.

Our General Partners will attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure investors that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than the working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure investors that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in less cash available for distribution to limited partners.

A concentration of our investments in any one property class may leave our profitability vulnerable to a downturn in such sector.

At any one time, a significant portion of our investments could be in one property class. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in one property class, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn in the businesses conducted in those types of properties could be more pronounced than if we had more fully diversified our investments.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liabilities on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure investors that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties, such as the presence of underground storage tanks, or by the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to limited partners.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure investors that we have acquired properties or will be able to allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to limited partners, if any.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact our cash distributions to limited partners. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as part payment for the purchase price. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our limited partners, or their reinvestment in other properties, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to limited partners.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our General Partners and their affiliates, including the material conflicts discussed below.

Our General Partners and certain of their key personnel will face competing demands relating to their time, and this may cause our investment returns to suffer.

Our General Partners and certain of their key personnel and their respective affiliates are general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our General Partners will face conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to a Behringer Harvard program or third party other than us.

We may enter into joint ventures with other Behringer Harvard sponsored programs, as well as third parties, for the improvement of properties. We may also develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

- the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
- the possibility that we may incur liabilities as the result of the action taken by our co-venturer, co-tenant or partner.

Actions by such a co-venturer, co-tenant or partner might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing investors' returns.

Affiliates of our General Partners have sponsored or are currently sponsoring registered public offerings on behalf of Behringer Harvard REIT I, Inc. ("Behringer Harvard REIT I"), Behringer Harvard Opportunity REIT I, Inc. ("Behringer Harvard Opportunity REIT I"), Behringer Harvard Opportunity REIT II, Inc. ("Behringer Harvard Opportunity REIT II"), and Behringer Harvard Short-Term Opportunity Fund I, LP ("Behringer Harvard Short-Term Opportunity Fund I"). Mr. Behringer and his affiliate, Behringer Harvard Advisors II LP (an entity that is under common control with our general partner, Behringer Advisors I), act as general partners of Behringer Harvard Short-Term Opportunity Fund I, and Mr. Behringer serves as Chairman of the Board of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Inc. (Behringer Harvard Multifamily REIT"), Berhinger Harvard REIT II, Inc. ("Behringer Harvard REIT II"),and Behringer Harvard Opportunity REIT II. Because our General Partners or their affiliates have advisory and management arrangements with other Behringer Harvard programs, it is likely that they will encounter opportunities to acquire or sell properties to the benefit of one of the Behringer Harvard programs, but not others. Our General Partners or their affiliates may make decisions to buy or sell certain properties, which decisions might disproportionately benefit a Behringer Harvard program other than us. In such event, our results of operations and ability to pay distributions to our limited partners could be adversely affected.

If we enter into a joint venture with another Behringer Harvard program or joint venture, our General Partners may have a conflict of interest when determining when and whether to buy or sell a particular real estate property and limited partners may face certain additional risks. For example, if we enter into a joint venture with a Behringer Harvard REIT that subsequently becomes listed on a national exchange, such REIT would automatically become a perpetual life entity at the time of listing and might not continue to have similar goals and objectives with respect to the resale of properties as it had prior to being listed. In addition, if that Behringer Harvard REIT was not listed on a securities exchange by the time set forth in its charter, its organizational documents might provide for an immediate liquidation of its assets. In the event of such liquidation, any joint venture between us and that Behringer Harvard REIT might also be required to sell its properties at such time even though we may not otherwise desire to do so. Although the terms of any joint venture agreement between us and another Behringer Harvard program would grant us a right of first refusal to buy such properties, it is unlikely that we would have sufficient funds to exercise our right of first refusal under these circumstances.

Since our General Partners and their affiliates control us and either control or serve as advisor to other Behringer Harvard programs, agreements and transactions between the parties with respect to any joint venture between or among such parties will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the joint venture, which might have a negative influence on the joint venture and decrease potential returns to the limited partners. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in property. In addition, to the extent that our co-venturer, partner or co-tenant is an affiliate of our General Partners, certain conflicts of interest will exist.

The General Partners and certain of their affiliates face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our unitholders.

Our General Partners and certain of their affiliates, including our Property Manager, are entitled to substantial fees from us under the terms of our advisory management agreement and property management agreement. These fees were not negotiated at arm's length and reduce the amount of cash available for distributions.

These fees could influence our General Partner's advice to us as well as the judgment of their affiliates performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- continuing, renewing or enforcing our agreements with our General Partners and their affiliates, including the advisory management agreement and the property management agreement;
- property sales, which reduce the asset management and property management fees payable to our General Partners or their affiliates but also entitle them to real estate commissions;
- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether or not the General Partners is reimbursed by us for the related salaries and benefits;
- whether and when we seek to sell our assets, which sale could entitle our General Partners to real estate commissions.

The fees our General Partners receive in connection with transactions involving the management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and are not based on the quality of the investment or the quality of the services rendered to us. This may influence our General Partners to recommend riskier transactions to us.

We may be restricted in our ability to replace our Property Manager under certain circumstances.

Under the terms of our property management agreement, we may terminate the agreement upon 30 days' notice in the event of (and only in the event of) a showing of willful misconduct, gross negligence, or deliberate malfeasance by our Property Manager in the performance of their duties. Our General Partners may find the performance of our Property Manager to be unsatisfactory. However, such performance by the Property Manager may not reach the level of "willful misconduct, gross negligence, or deliberate malfeasance." As a result, we may be unable to terminate the property management agreement at the desired time, which may have an adverse effect on the management and profitability of our properties.

Our General Partners and certain of their key personnel face conflicts of interest related to the positions they hold with affiliated entities, which could diminish the value of the services they provide to us.

Mr. Behringer and certain of the key personnel of Behringer Advisors I are also officers of our Property Manager, our dealer manager and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our investors. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of management time and services between us and the other entities, (2) the timing and terms of the sale of an asset, (3) compensation to our General Partners, and (4) our relationship with our dealer manager and Property Manager.

Because we rely on affiliates of Behringer Holdings for the provision of property management, if Behringer Holdings is unable to meet its obligations, we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.

Behringer Holdings, through one or more of its subsidiaries, owns and controls our Property Manager. The operations of our Property Manager rely substantially on Behringer Holdings. In light of the common ownership of this entity and its reliance on Behringer Holdings, we consider the financial condition of Behringer Holdings when assessing the financial condition of our Property Manager. In the event that Behringer Holdings would be unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant and costly disruption of our business.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us, and is also expected to represent our General Partners and some of their affiliates from time to time. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our General Partners or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should such a conflict not be readily apparent, Morris, Manning & Martin, LLP, may inadvertently act in derogation of the interest of the parties which could affect us and, therefore, our limited partners' ability to meet our investment objectives.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of investment in our units of limited partnership interest.

An investment in units involves material income tax risks. Investors are urged to consult with their own tax advisor with respect to the federal, state and foreign tax considerations of an investment in our units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Further, although we have obtained an opinion from our counsel, Morris, Manning & Martin, LLP, regarding the material federal income tax issues relating to an investment in our units, investors should be aware that this opinion represents only our counsel's best legal judgment, based upon representations and assumptions referred to therein and conditioned upon the existence of certain facts. Our counsel's tax opinion has no binding effect on the Internal Revenue Service or any court. Accordingly, we cannot assure investors that the conclusions reached in the tax opinion, if contested, would be sustained by any court. In addition, our counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this prospectus, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to investors of tax issues that have an impact at the individual or partner level. Accordingly, investors are urged to consult with and rely upon their own tax advisors with respect to tax issues that have an impact at the partner or individual level.

Investors may realize taxable income without cash distributions, and they may have to use funds from other sources to pay their tax liabilities.

Limited partners will be required to report their allocable share of our taxable income on their personal income tax return regardless of whether they have received any cash distributions from us. It is possible that limited partnership units will be allocated taxable income in excess of their cash distributions. We cannot assure limited partners that cash flow will be available for distribution in any year. As a result, limited partners may have to use funds from other sources to pay their tax liability.

We could be characterized as a publicly traded partnership, which would have an adverse tax effect on investors.

If the Internal Revenue Service were to classify us as a publicly traded partnership, we could be taxable as a corporation, and distributions made to limited partners could be treated as portfolio income to them rather than passive income. Our counsel has given its opinion that we will not be classified as a publicly traded partnership, which is defined generally as a partnership whose interests are publicly traded or frequently transferred. However, this opinion is based only upon certain representations of our General Partners and the provisions in our Partnership Agreement that attempt to comply with certain safe harbor standards adopted by the Internal Revenue Service. We cannot assure limited partners that the Internal Revenue Service will not challenge this conclusion or that we will not, at some time in the future, be treated as a publicly traded partnership due to the following factors:

- the complex nature of the Internal Revenue Service safe harbors;
- the lack of interpretive guidance with respect to such provisions; and
- the fact that any determination in this regard will necessarily be based upon facts that have not yet occurred.

The deductibility of losses will be subject to passive loss limitations, and therefore, their deductibility will be limited.

Limited partnership units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income," which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, limited partners may receive no current benefit from their share of tax losses unless they are currently being allocated passive income from other sources.

The Internal Revenue Service may challenge our allocations of profit and loss, and any reallocation of items of income, gain, deduction and credit could reduce anticipated tax benefits.

Counsel has given its opinion that it is more likely than not that Partnership items of income, gain, loss, deduction and credit will be allocated among our General Partners and our limited partners substantially in accordance with the allocation provisions of the Partnership Agreement. We cannot assure investors, however, that the Internal Revenue Service will not successfully challenge the allocations in the Partnership Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that reduces anticipated tax benefits. The tax rules applicable to allocation of items of taxable income and loss are complex. The ultimate determination of whether allocations adopted by us will be respected by the Internal Revenue Service will depend upon facts which will occur in the future and which cannot be predicted with certainty or completely controlled by us. If the allocations we use are not recognized, limited partners could be required to report greater taxable income or less taxable loss with respect to an investment in us and, as a result, pay more tax and associated interest and penalties. Our limited partners might also be required to incur the costs of amending their individual returns.

We may be characterized as a dealer, and if so, any gain recognized upon a sale of real property would be taxable to investors as ordinary income.

If we were deemed for tax purposes to be a dealer, defined as one who holds property primarily for sale to customers in the ordinary course of business, with respect to one or more of our properties, any gain recognized upon a sale of such real property would be taxable to investors as ordinary income and would also constitute UBTI to investors who are tax-exempt entities. The resolution of our status in this regard is dependent upon facts that will not be known until the time a property is sold or held for sale. Under existing law, whether property is held primarily for sale to customers in the ordinary course of business must be determined from all the facts and circumstances surrounding the particular property at the time of disposition. These include the number, frequency, regularity and nature of dispositions of real estate by the holder and activities of the holder of the property in selling the property or preparing the property for sale. Accordingly, our counsel is unable to render an opinion as to whether we will be considered to hold any or all of our properties primarily for sale to customers in the ordinary course of business.

We may be audited by the Internal Revenue Service, which could result in the imposition of additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of limited partners' tax returns that may require adjustments of items unrelated to their investment in us, in addition to adjustments to various Partnership items. In the event of any such adjustments, limited partners might incur attorneys' fees, court costs and other expenses contesting deficiencies asserted by the Internal Revenue Service. Limited partners may also be liable for interest on any underpayment and penalties from the date their tax was originally due. The tax treatment of all Partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our General Partners are primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In this connection, our General Partners may extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our General Partners may cause us to elect to be treated as an electing large partnership. If they do, we could take advantage of simplified flow-through reporting of Partnership items. Adjustments to Partnership items would continue to be determined at the partnership level, however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our General Partners will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from operations payable to investors would be reduced.

The state in which a limited partner resides may impose an income tax upon such limited partner's share of our taxable income. Further, states in which we will own our properties may impose income taxes upon limited partners' share of our taxable income allocable to any Partnership property located in that state. Many states have also implemented or are implementing programs to require partnerships to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to limited partners. Limited partners may also be required to file income tax returns in some states and report their share of income attributable to ownership and operation by the Partnership of properties in those states. Moreover, despite our pass-through treatment for U.S. federal income tax purposes, certain states may impose income or franchise taxes upon our income and not treat us as a pass-through entity. The imposition of such taxes will reduce the amounts distributable to our limited partners. In the event we are required to withhold state taxes from limited partners' cash distributions, the amount of the net cash from operations otherwise payable to limited partners would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to limited partners. Limited partners are urged to consult with their own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our units.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure investors that any such changes will not adversely affect the taxation of a limited partner. Any such changes could have an adverse effect on an investment in our units or on the market value or the resale potential of our properties. Investors are urged to consult with their own tax advisor with respect to the impact of recent legislation on their investment in units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our units. Investors should also note that our counsel's tax opinion assumes that no legislation that will be applicable to an investment in our units will be enacted after the commencement of the Offering on February 19, 2003.

Congress has passed major federal tax legislation regarding taxes applicable to recipients of dividends. One of the changes reduced the tax rate to recipients of dividends paid by corporations to individuals to a maximum of 15%. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. Even with the reduction of the rate on dividends received by the individuals, the combined maximum corporate federal tax rate and individual tax rate on qualified corporate dividends is 44.75% and, with the effect of state income taxes, can exceed 50%.

Although partnerships continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would make a limited partnership structure a less advantageous organizational form for investment in real estate, or that it could become more advantageous for a limited partnership to elect to be taxed for federal income tax purposes as a corporation or a REIT. Pursuant to our Partnership Agreement, our General Partners have the authority to make any tax elections on our behalf that, in their sole judgment, are in our best interest. This authority includes the ability to elect to cause us to be taxed as a corporation or to qualify as a REIT for federal income tax purposes. Our General Partners have the authority under our Partnership Agreement to make those elections without the necessity of obtaining the approval of our limited partners. In addition, our General Partners have the authority to amend our Partnership Agreement without the consent of limited partners in order to facilitate our operations so as to be able to qualify us as a REIT, corporation or other tax status that they elect for us. Our General Partners have fiduciary duties to us and to all investors and would only cause such changes in our organizational structure or tax treatment if they determine in good faith that such changes are in the best interest of our investors.

There are special considerations that apply to pension or profit sharing trusts or IRAs investing in our units.

If investors are investing the assets of a pension, profit sharing, 401(k), Keogh or other qualified retirement plan or the assets of an IRA in our units of limited partnership interest, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Internal Revenue Code;

- their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;
- their investment satisfies the prudence and diversification requirements of ERISA;
- their investment will not impair the liquidity of the plan or IRA;
- their investment will not produce UBTI for the plan or IRA;
- they will be able to value the assets of the plan annually in accordance with ERISA requirements; and
- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

We may dissolve the Partnership if our assets are deemed to be "plan assets" or if we engage in prohibited transactions.

If our assets were deemed to be assets of qualified plans investing as limited partners, known as "plan assets," our General Partners would be considered to be plan fiduciaries and certain contemplated transactions between our General Partners or their affiliates and us may be deemed to be prohibited transactions subject to excise taxation under Section 4975 of the Internal Revenue Code. Additionally, if our assets were deemed to be plan assets, ERISA's fiduciary standards would extend to the General Partners as plan fiduciaries with respect to our investments. We have not requested an opinion of our counsel regarding whether or not our assets would constitute plan assets under ERISA, nor have we sought any rulings from the U.S. Department of Labor ("Department of Labor") regarding classification of our assets.

Department of Labor regulations defining plan assets for purposes of ERISA contain exemptions that, if satisfied, would preclude assets of a limited partnership such as ours from being treated as plan assets. We cannot assure investors that our Partnership Agreement and the Offering have been structured so that the exemptions in such regulations would apply to us, and although our General Partners intend that an investment by a qualified plan in units will not be deemed an investment in our assets, we can make no representations or warranties of any kind regarding the consequences of an investment in our units by qualified plans in this regard. Plan fiduciaries are urged to consult with and rely upon their own advisors with respect to this and other ERISA issues which, if decided adversely to us, could result in prohibited transactions, which would cause the imposition of excise taxation and the imposition of co-fiduciary liability under Section 405 of ERISA in the event actions undertaken by us are deemed to be non-prudent investments or prohibited transactions.

In the event our assets are deemed to constitute plan assets, or if certain transactions undertaken by us are deemed to constitute prohibited transactions under ERISA or the Internal Revenue Code and no exemption for such transactions applies or is obtainable by us, our General Partners have the right, but not the obligation, upon notice to all limited partners, but without the consent of any limited partner to:

- compel a termination and dissolution of the Partnership; or
- restructure our activities to the extent necessary to comply with any exemption in the Department of Labor regulations or any prohibited transaction exemption granted by the Department of Labor or any condition that the Department of Labor might impose as a condition to granting a prohibited transaction exemption.

Adverse tax considerations may result because of minimum distribution requirements.

If a person intends to purchase units through an IRA, or if that person is a trustee of an IRA or other fiduciary of a retirement plan considering an investment in units, such person must consider the limited liquidity of an investment in our units as it relates to applicable minimum distribution requirements under the Internal Revenue Code. If units are held and our properties have not yet been sold at such time as mandatory distributions are required to begin to an IRA beneficiary or qualified plan participant, Sections 408(a)(6) and 401(a)(9) of the Internal Revenue Code will likely require that a distribution-in-kind of the units be made to the IRA beneficiary or qualified plan participant. Any such distribution-in-kind of units must be included in the taxable income of the IRA beneficiary or qualified plan participant for the year in which the units are received at the fair market value of the units without any corresponding cash distributions with which to pay the income tax liability attributable to any such distribution. Also, fiduciaries of a retirement plan should consider that, for distributions subject to mandatory income tax withholding under Section 3405 of the Internal Revenue Code, the fiduciary may have an obligation, even in situations involving in-kind distributions of units, to liquidate a portion of the in-kind units distributed in order to satisfy such withholding obligations. There may also be similar state and/or local tax withholding or other obligations that should be considered.

UBTI may be generated with respect to tax-exempt investors.

We do not intend or anticipate that our tax-exempt investors will be allocated income deemed to be derived from an unrelated trade or business, which is generally referred to as UBTI. Notwithstanding this prohibition, our General Partners do have limited authority to borrow funds deemed necessary:

- for Partnership operating purposes in the event of unexpected circumstances in which our cash resources become insufficient for the maintenance and repair of our properties or for the protection or replacement of assets;
- in order to finance improvement of properties when our General Partners deem such improvements to be necessary or appropriate to protect the capital previously invested in the properties;
- to protect the value of our investment in a particular property; and
- to make a particular property more attractive for sale or lease.

Our General Partners have represented that they will not cause us to incur indebtedness unless they obtain an opinion of our counsel or an opinion from our tax accountants that the proposed indebtedness more likely than not will not cause the income allocable to tax-exempt investors to be characterized as UBTI. Any such opinion will have no binding effect on the Internal Revenue Service or any court. Therefore, some risk remains that we may generate UBTI for our tax-exempt investors in the event that it becomes necessary for us to borrow funds.

Further, in the event we are deemed to be a "dealer" in real property, defined as one who holds real estate primarily for sale to customers in the ordinary course of business, the gain realized on the sale of our properties that is allocable to tax-exempt investors would be characterized as UBTI. If we generate UBTI, a trustee of a charitable remainder trust that has invested in us will lose its exemption from income taxation with respect to all of its income for the tax year in question. A tax-exempt limited partner other than a charitable remainder trust that has UBTI in any tax year from all sources of more than $1,000 will be subject to taxation on such income and be required to file tax returns reporting such income.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2009, we wholly-owned the following properties:

Property Name	Location	Approximate Rentable Square Footage	Description
Hopkins Building	Minneapolis, Minnesota	29,660	One-story office building
Tucson Way	Denver, Colorado	70,660	Two-story office building
2800 W. Mockingbird	Dallas, Texas	73,349	One-story office building
Parkway Vista	Dallas, Texas	33,467	Two-story office building
ASC Building	Dallas, Texas	28,880	One-story office building

The following information generally applies to all of our properties:

- we believe all of our properties are adequately covered by insurance and suitable for their intended purposes;
- our properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and
- depreciation is provided on a straight-line basis over the estimated useful lives of the buildings.

Item 3. Legal Proceedings.

We are not party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established trading market for our limited partnership units, and we do not expect that one will develop. This illiquidity creates a risk that a limited partner may not be able to sell their units at a time or price acceptable to the limited partner. Our Partnership Agreement requires that beginning with the fiscal year ended December 31, 2009, the General Partners annually provide our limited partners with an estimate of the amount a holder of limited partnership units would receive if our properties were sold at their fair market values as of the close of the fiscal year, and the proceeds from the sale of the properties (without reduction for selling expenses), together with other funds of the Partnership, were distributed in a liquidation.

On January 14, 2010 Behringer Advisors I, our co-general partner, adopted a new estimated value per limited partnership unit as of December 31, 2009. As part of the valuation process, and as required by the Partnership Agreement, the general partner has obtained the opinion of an independent third party, Robert A. Stanger & Co., Inc., that the estimated valuation is reasonable and was prepared in accordance with appropriate methods for valuing real estate. Robert A. Stanger & Co., founded in 1978, is a nationally recognized investment banking firm specializing in real estate, REIT's and direct participation programs such as ours. The new estimated valuation per limited partnership unit as of December 31, 2009 is $7.09, adjusted from the previously estimated valuation of $10.00 per unit.

In addition to meeting its obligation under the Partnership Agreement, the General Partners understand that this estimated value per unit may be used by (i) broker dealers who have customers who own our limited partnership units to assist in meeting customer account statement reporting obligations under the National Association of Securities Dealers (which is the former name of FINRA) Conduct Rule 2340 as required by FINRA and (ii) fiduciaries of retirement plans subject to the annual reporting requirements of ERISA to assist in the preparation of their reports.

As with any valuation methodology, the General Partner's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per unit, and these differences could be significant. The estimated value per unit does not represent the fair value according to GAAP of our assets less liabilities, nor does it represent the amount our units would trade at on a national securities exchange.

Generally, we do not anticipate selling our assets until the economy has improved, and we have the opportunity to realize additional value. Our general partners intend to use all reasonable efforts to realize value for our limited partners when commercial real estate prices have normalized. We are diligently working to renew current leases or secure new leases with quality tenants to increase net operating income and the ultimate value of our assets and to execute on other value creation strategies. We are also trying to minimize expenses when possible. In addition, we continue to work to meet the originally envisioned liquidation timeframe for the fund which lasts until 2013.

Unit Redemption Program

The General Partners terminated our unit redemption program on December 31, 2006 and currently have no intention of re-instituting the program.

The units we purchased under the Redemption Program were cancelled and will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with or exemption from such laws and our Partnership Agreement. During the year ended December 31, 2008, the general partners approved a special redemption of 34,257 units for approximately $342,000.

Holders

As of March 19, 2010, we had 4,275,187 limited partnership units outstanding that were held by a total of approximately 1,300 limited partners.

Distributions

The timing and amount of cash to be distributed to our limited partners is determined by the General Partners and is dependent on a number of factors, including funds available for payment of distributions, financial condition and capital expenditures. However, if cash distributions are made, the Partnership Agreement requires that such cash distributions be made at least quarterly. The following table shows the distributions declared in the years ended December 31, 2009 and 2008 (in thousands):

	2009	2008
Fourth Quarter	$ 647	$ 647
Third Quarter	646	646
Second Quarter	640	643
First Quarter	632	645
	$2,565	$2,581

The amount of distributions payable at December 31, 2009 and 2008 were approximately $218,000. The distributions we pay to our limited partners are not necessarily indicative of our current or future operating results, and there can be no assurance that future cash flow will support distributions at the current rate. In addition, in light of the pervasive and fundamental disruptions in the global financial and real estate markets, we cannot provide assurance that we will be able to continue to pay distributions at any particular level. If the current economic conditions continue, our General Partners may determine to reduce our current distribution rate in order to conserve cash. Our General Partners, in their discretion, may defer fees payable by us to the General Partners allowing for more cash to be available to us for distribution to our limited partners. In addition, our General Partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. Accordingly, all or some of such distributions may constitute a return of capital to our investors to the extent that distributions exceed net cash from operations, or may be recognized as taxable income by us or by our investors. While portfolio liquidation has been delayed because of current economic challenges, we are at the stage where we are operating with a view to provide capital returns to our investors through the sale of our assets, and we have entered into a contract to sell one of our five buildings currently included in our portfolio. If that sale is consummated, the general partners currently anticipate distributing the net proceeds of the sale to the limited partners and would also consider reducing the normal distribution to reflect the reduction of income resulting from the disposition of this asset and resulting higher general and administrative costs relative to revenues.

Recent Sales of Unregistered Securities

None.

Item 6. Selected Financial Data.

As of December 31, 2009, 2008, 2007 and 2006, we wholly-owned five properties. At December 31, 2005, we wholly-owned six properties. During 2006, we sold the Northpoint Property, which is shown as discontinued operations in the table below. Accordingly, the following selected financial data may not be comparable. The following data should be read in conjunction with our audited consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The selected financial data presented below as of and for each of the five years in the period ended December 31, 2009 has been derived from our audited consolidated financial statements (in thousands, except per unit amounts):

	2009	2008	2007	2006	2005
Total assets	$27,587	$30,105	$32,992	$35,585	$37,656
Total liabilities	$ 1,384	$ 1,502	$ 1,607	$ 2,370	$ 1,843
Partners' capital	26,203	28,603	31,385	33,215	35,813
Total liabilities and partners' capital	$27,587	$30,105	$32,992	$35,585	$37,656
Rental revenue	$ 3,879	$ 3,865	$ 4,128	$ 4,254	$ 2,956
Income from continuing operations	165	141	751	396	316
Income from discontinued operations	—	—	5	120	126
Gain on sale of discontinued operations	—	—	—	494	—
Net income	$ 165	$ 141	$ 756	$ 1,010	$ 442
Basic and diluted per limited partnership unit data:					
Income from continuing operations	$ 0.04	$ 0.03	$ 0.17	$ 0.09	$ 0.07
Income from discontinued operations	—	—	—	0.14	0.03
Basic and diluted net income per limited partnership unit	$ 0.04	$ 0.03	$ 0.17	$ 0.23	$ 0.10
Distributions declared per limited partnership unit	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto:

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we will evaluate these estimates. These estimates will be based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All inter-company transactions, balances and profits have been eliminated in consolidation.

Impairment of Long-Lived Assets

Management monitors events and changes in circumstances indicating that the carrying amounts of our real estate assets may not be recoverable. When such events or changes in circumstances occur, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset, including its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying value of the asset to estimated fair value. We determine the estimated fair value based on cash flow streams using various factors including estimated future selling prices, costs spent to date, remaining budgeted costs and selling costs.

In evaluating our real estate for impairment, management makes several estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership and the projected sales price of each of the properties. A change in these estimates and assumptions could result in understating or overstating the book value of our real estate, which could be material to our financial statements. Determining if a property is impaired and, if impaired, the amount of required write-down to fair value requires a significant amount of judgment by management and is based on the best information available to management at the time of evaluation. If market conditions continue to deteriorate of management's plans for certain properties change, write-downs could be required in the future.

Overview

During 2009 as in 2008, the U.S. economy experienced a significant downturn, which included disruptions in the broader financial and credit markets, declining consumer confidence and an increase in unemployment rates. These conditions have contributed to weakened market conditions. While it is unclear as to when the overall economy will recover, we do not expect conditions to improve in the near future. As a result of the current economy, our primary objectives will be to preserve capital and sustain property values while selectively disposing of our properties. Our ability to dispose of our properties will be subject to various factors, including the ability of potential purchasers to access capital debt financing. Given the disruptions in the capital markets and the current lack of available credit, our ability to dispose of our properties may be delayed, or we may receive lower than anticipated returns. In addition, a more prolonged economic downturn could negatively affect our ability to attract and retain tenants.

Three of our five real estate assets are located in Texas. These assets are located in the Dallas-Fort Worth metropolitan area. This market and Texas in general have historically been more resistant to recessionary trends than much of the nation. Office vacancy rates in the Dallas-Fort Worth market continued to rise through 2009. This was due in large part to office employment declines in the financial activities, professional, and business services industries. However, despite these declines, leasing activity continues and supply is not as oversaturated in this market as in many other markets. According to a recent study by the Brookings Institution, a public policy think tank in Washington, D.C., the Dallas-Fort Worth metropolitan area had one of the strongest economies in the nation during the last quarter of 2009. The Dallas-Fort Worth area is expected to experience modest leasing volume in 2010.

Current economic conditions discussed above make it difficult to predict future operating results. There can be no assurance that we will not experience further declines in revenues or earnings for a number of reasons, including, but not limited to the possibility of greater than anticipated weakness in the economy and the continued impact of the trends mentioned above.

Results of Operations

Fiscal year ended December 31, 2009 as compared to fiscal year ended December 31, 2008

As of December 31, 2009 and 2008, we wholly-owned five properties. These properties combined contain approximately 236,000 rentable square feet.

Rental Revenue. Rental revenue for each of the years ended December 31, 2009 and 2008 was approximately $3.9 million, and was comprised of revenue, including adjustments for straight-line rent and amortization of above-market and below-market leases, from our properties. We currently have lease expirations of approximately 102,000 rentable square feet scheduled during the year ended December 31, 2010. Unless we are able to release these vacant properties quickly, management expects rental revenue to decline in the near future.

Property Operating Expenses. Property operating expenses for the years ended December 31, 2009 and 2008 were approximately $875,000 and $821,000, respectively, and were comprised of expenses related to the daily operations from our properties. The increase in property operating expenses for the year ended December 31, 2009 is primarily due to nonrecurring maintenance expenses during 2009. Management expects property operating expenses to decline in the near future due to the leases scheduled to expire during 2010.

Real Estate Taxes. Real estate taxes for the years ended December 31, 2009 and 2008 were approximately $561,000 and $721,000, respectively, and were comprised of real estate taxes from our properties. The decrease in real estate taxes for the year ended December 31, 2009 is primarily due to a decrease in valuations by taxing authorities. Management anticipates that real estate taxes will remain relatively unchanged in the near future.

Property and Asset Management Fees. Property and asset management fees for the years ended December 31, 2009 and 2008 were approximately $279,000 and $282,000, respectively, and were comprised of property management and asset management fees from our properties. Management expects property and asset management fees to remain relatively constant in the near future.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2009 and 2008 were approximately $604,000 and $574,000, respectively, and were comprised of corporate general and administrative expenses, including auditing fees, directors' and officers' insurance premiums, advisor's administrative services, tax preparation fees, legal fees, transfer agent fees, and other administrative expenses. The increase was primarily due to increased legal fees, tax preparation fees and advisors administrative services. Management expects our general and administrative expenses to remain relatively constant in the near future.

Depreciation and Amortization Expense. Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was approximately $1.4 million and $1.5 million respectively, and was comprised of depreciation and amortization expense at our properties.

Interest Income. Interest income for the years ended December 31, 2009 and 2008 was approximately $49,000 and $162,000 respectively, and was comprised of interest income associated with funds on deposit with banks. The decrease in interest income is due to a decrease in cash balances and interest rates on cash deposits.

Fiscal year ended December 31, 2008 as compared to fiscal year ended December 31, 2007

As of December 31, 2008 and 2007, we wholly-owned five properties. The results for the year ended December 31, 2007 include the final settlements for the operations of the Northpoint Property, sold on December 28, 2006 and classified as discontinued operations on our statements of operations.

Continuing Operations

Rental Revenue. Rental revenue for the years ended December 31, 2008 and 2007 were approximately $3.9 million, and $4.1 million, respectively, and were comprised of revenue, including adjustments for straight-line rent and amortization of above-market and below-market leases, from our properties. Rental revenue for the year ended December 31, 2008 decreased by approximately $263,000 compared to the year ended December 31, 2007 primarily due to the expiration of leases at Parkway Vista, partially offset by higher billings of common area maintenance to tenants.

Property Operating Expenses. Property operating expenses for the years ended December 31, 2008 and 2007 were approximately $821,000 and $794,000, respectively, and were comprised of expenses related to the daily operations from our properties. The increase in property operating expenses for the year ended December 31, 2008 was primarily due to higher utility costs and repairs and maintenance expense.

Real Estate Taxes. Real estate taxes for the years ended December 31, 2008 and 2007 were approximately $721,000 and $682,000, respectively, and were comprised of real estate taxes from our properties. The increase in real estate taxes for the year ended December 31, 2008 was primarily due to increases in valuations by taxing authorities.

Property and Asset Management Fees. Property and asset management fees for the years ended December 31, 2008 and 2007 were approximately $282,000 and $298,000, respectively, and were comprised of property management and asset management fees from our properties.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2008 and 2007 were approximately $574,000 and $408,000, respectively, and were comprised of corporate general and administrative expenses, including auditing fees, directors' and officers' insurance premiums, tax preparation fees, legal fees, transfer agent fees, Sarbanes-Oxley advisory services, printing costs and other administrative expenses. The increase was primarily due to increased legal fees, tax preparation fees and advisors administrative services, partially offset by a decrease in insurance and Sarbanes-Oxley advisory services.

Depreciation and Amortization Expense. Depreciation and amortization expense for the years ended December 31, 2008 and 2007 was approximately $1.5 million and $1.6 million respectively, and was comprised of depreciation and amortization expense at our properties. The decrease in depreciation and amortization expense was primarily due to decreased intangibles amortization as a result of the expiration of leases at Parkway Vista.

Interest Income. Interest income for the year ended December 31, 2008 was approximately $162,000 and was comprised of income from funds on deposit with banks. Interest income for the year ended December 31, 2007 was approximately $368,000 and was comprised primarily of interest income associated with monies that were held in an escrow account from the sale of the Northpoint Property.

Gain on Sale of Asset. There was no gain on sale of assets in the year ended December 31, 2008. We recognized a gain on the sale of an asset for the year ended December 31, 2007 of approximately $51,000, which was a result of the sale of a parcel of land at 2800 W. Mockingbird on September 5, 2007.

Discontinued Operations

There was no income from discontinued operations for the year ended December 31, 2008. For the year ended December 31, 2007, income from discontinued operations was approximately $5,000 and represents for the Northpoint Property, which was sold on December 28, 2006. The results for the year ended December 31, 2007 represent the final settlements of operations of the Northpoint Property.

Cash Flow Analysis

Fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008

Cash provided by operating activities for the year ended December 31, 2009 was approximately $964,000 and was primarily comprised of net income of approximately $165,000, adjusted for depreciation and amortization of approximately $1.4 million, partially offset by the changes in lease intangibles of approximately $361,000 and changes in working capital accounts of approximately $267,000. Cash provided by operating activities for the year ended December 31, 2008 was approximately $1.6 million and was primarily comprised of the net income of approximately $141,000, adjusted for depreciation and amortization of approximately $1.5 million.

Cash used in investing activities for the year ended December 31, 2009 was approximately $181,000 and was comprised of purchases of property and equipment for our properties. There was no cash provided by or used in investing activities during the year ended December 31, 2008.

Cash used in financing activities consisted of distributions to our limited partners of approximately $2.6 million for the year ended December 31, 2009. For the year ended December 31, 2008, cash used in financing activities was approximately $2.9 million and consisted of distributions of approximately $2.6 million and redemptions of approximately $342,000.

Fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007

Cash provided by operating activities for the year ended December 31, 2008 was approximately $1.6 million and was primarily comprised of net income of approximately $141,000, adjusted for depreciation and amortization of approximately $1.5 million. Cash provided by operating activities for the year ended December 31, 2007 was approximately $1.9 million and was primarily comprised of net income of approximately $756,000, adjusted for depreciation and amortization of approximately $1.6 million, partially offset by changes in working capital accounts of approximately $374,000.

There was no cash provided by or used in investing activities during the year ended December 31, 2008. Cash provided by investing activities for the year ended December 31, 2007 was approximately $6.0 million and was comprised of the change in restricted cash of approximately $5.9 million from the sale of the Northpoint Property, proceeds from the sale of an asset of approximately $94,000, partially offset by purchases of property and equipment of approximately $21,000.

Cash used in financing activities for each of the years ended December 31, 2008 and 2007 was approximately $2.9 million and was primarily comprised of distributions to our limited partners.

Liquidity and Capital Resources

Our cash and cash equivalents were approximately $4.5 million at December 31, 2009. Our principal demands for funds will be for the payment of operating expenses and distributions. Generally, cash needs are expected to be met from operations. The timing and amount of cash to be distributed to our limited partners is determined by our General Partners and is dependent on a number of factors, including funds available for payment of distributions, financial condition and capital expenditures. While we continue to pay monthly distributions at a 6% annualized rate of return, in light of the pervasive and fundamental disruptions in the global financial and real estate markets, we cannot provide assurance that we will be able to continue to pay distributions at any particular level. If the current economic conditions continue, our General Partners may determine to reduce our current distribution rate in order to conserve cash. In addition, our General Partners, in their discretion, may defer fees payable by us to our General Partners, allowing for more cash to be available to us for distribution to our limited partners. In addition, our General Partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the North American Securities Administrators Association Guidelines for Real Estate Programs, which would permit distributions to our limited partners in excess of cash from operations. Accordingly, all or some of such distributions may constitute a return of capital to our limited partners to the extent that distributions exceed net cash from operations, or may be recognized as taxable income to our limited partners.

The turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, has created a severe lack of credit and rising costs of any debt that is available. Fortunately, we have limited exposure to the currently volatile credit markets. We have no exposure to money market mutual funds and we monitor the depository institutions that hold our cash and cash equivalents on a regular basis and believe that we have placed our deposits with creditworthy financial institutions. We also do not own any loans or debt instruments.

We are at the stage where we are operating with a view to provide capital returns to our investors through the sale of our assets, and we have entered into a contract to sell one of our five buildings currently included in our portfolio. If that sale is consummated, the general partners currently anticipate distributing the net proceeds of the sale to the limited partners and would also consider reducing the normal distribution to reflect the reduction of income resulting from the disposition of this asset and resulting higher general and administrative costs relative to revenues.

As of December 31, 2009, our portfolio was 96% leased as compared to 94% as of December 31, 2008. The major tenants in our portfolio include Raytheon Company, Government Records Services, Inc., part of ACS, Air Systems Components, LP and SFS. Minneapolis, Denver, Dallas and its surrounding areas represent our geographic exposure. Of our approximately 236,000 square feet of leasable space, 43% is due to expire in the next 12 months and we have already begun the process of finding new tenants to fill those vacancies. In addition, we collected 100% of our base rent from our tenants for the year 2009, which is a good indication of credit quality and stability.

We expect to meet our future short-term operating liquidity requirements through cash provided by the operations of our current properties and available cash on hand. Management also expects that our properties will generate sufficient cash flow to cover operating expenses and a portion of the payment of a monthly distribution. Currently, distributions are paid from available cash on hand and cash provided by the operations of our current properties. Other potential future sources of capital include proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Net Operating Income

Net operating income ("NOI") is a non-GAAP financial measure that is defined as rental revenue less property operating expenses, real estate taxes and property management fees. Management believes that NOI provides an accurate measure of our operating performance because NOI excludes certain items that are not associated with management of the properties. NOI should not be considered as an alternative to net income (loss), or an indication of our liquidity. NOI is not indicative of funds available to meet our cash needs or our ability to make distributions and should be reviewed in connection with other GAAP measurements. To facilitate understanding of this financial measure, a reconciliation of NOI to net income has been provided in accordance with GAAP. Our calculations of NOI for the years ended December 31, 2009, 2008 and 2007 are presented below (in thousands):

	2009	2008	2007
Rental revenue	$ 3,879	$ 3,865	$ 4,128
Operating expenses			
Property operating expenses	875	821	794
Real estate taxes	561	721	682
Property and asset management fees	279	282	298
Less: Asset management fees	(138)	(138)	(140)
Total operating expenses	1,577	1,686	1,634
Net operating income	$ 2,302	$ 2,179	$ 2,494
Reconciliation of NOI to Net Income			
Net operating income	$ 2,302	$ 2,179	$ 2,494
Less: General and administrative	(604)	(574)	(408)
Depreciation and amortization	(1,435)	(1,475)	(1,600)
Asset management fees	(138)	(138)	(140)
Provision for income taxes	(9)	(13)	(14)
Add: Interest income	49	162	368
Gain on sale of asset	—	—	51
Income from discontinued operations	—	—	5
Net income	$ 165	$ 141	$ 756

Performance Reporting Required by the Partnership Agreement

Section 15.2 in our Partnership Agreement requires us to provide our limited partners with our net cash from operations, a non-GAAP financial measure which is defined as net income, computed in accordance with GAAP, plus depreciation and amortization on real estate assets and adjustments for gains on sales of assets, gains on sales of discontinued operations and capital improvements ("Net Cash From Operations"). Our calculations of Net Cash From Operations for the years ended December 31, 2009, 2008 and 2007 are presented below (in thousands):

	2009	2008	2007
Net income	$ 165	$ 141	$ 756
Depreciation and amortization	1,435	1,475	1,600
Gain on sale of asset	—	—	(51)
Capital improvements	(181)	—	(21)
Net cash from operations	$1,419	$1,616	$2,284

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

We had no contractual obligations as of December 31, 2009.

Other Behringer Harvard Programs

As discussed elsewhere herein, the current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, just as we have been adversely affected, other Behringer Harvard-sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, like us, these Behringer Harvard-sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, and management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences currently or in the future may affect us.

Distributions and Redemptions. Behringer Harvard Opportunity REIT I has maintained its 3% annualized rate, but moved from monthly to quarterly distributions. Behringer Harvard REIT I lowered its annualized distribution rate from 6.5% to 3.25% in connection with its monthly distributions beginning in April 2009. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. Behringer Harvard Opportunity REIT I and Behringer Harvard REIT I have each indicated that their focus in the current environment is on capital preservation and that they may reduce their distribution rates or cease paying distributions.

In March 2009, to conserve capital, Behringer Harvard Opportunity REIT I and Behringer Harvard REIT I suspended their share redemption programs except for redemptions requested by shareholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $10 million for the 2010 fiscal year. Behringer Harvard Opportunity REIT I and Behringer Harvard REIT I may further limit or suspend redemptions. In connection with their announcements of its intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Short-Term Opportunity Fund I terminated its redemption plans (as well as its distribution reinvestment plan).

The recession has also negatively impacted the operating performance of Behringer Harvard Opportunity REIT I and Behringer Harvard REIT I. Cash flow from operating activities has decreased and has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, a portion of the net cash required for distributions and capital expenditures of these REITs was funded from their cash on hand, including proceeds from their offerings and/or borrowings.

Estimated Valuations. Behringer Harvard Short-Term Opportunity Fund I announced its estimated valuation as of December 31, 2009 of $6.45 per limited partner unit. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 30, 2009 and $8.03 as of December 31, 2009. Each of these units and shares were originally sold in their best efforts public offerings for a gross offering price of $10.00. Behringer Harvard REIT I intends to announce an estimated valuation of its common stock as of June 30, 2010 that it expects to be less than the gross offering price of $10.00 per share at which shares were originally offered on a primary basis in its public offerings.

As with any valuation methodology, the methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

Waiver of Fees and Expenses. Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when it has perceived circumstances to warrant it, waived fees and expenses due from their sponsored investment programs. In 2009, Behringer Harvard Holdings entities waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I asset management fees and reimbursement of operating expenses of $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I LP (a privately offered program), and asset management fees and reimbursement of operating expenses of $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II LP (also a privately offered program). In addition, Behringer Harvard Holdings entities waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II LP. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

Impairments. Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. As a result of adverse economic conditions beginning in 2008 and continuing through 2009, Behringer Harvard Opportunity REIT I and Behringer Harvard REIT I have taken impairments of approximately $19.4 million and approximately $21.1 million, respectively, during the fiscal year ended December 31, 2008 and approximately $15.5 million and approximately $259.1 million, respectively, during the fiscal year ended December 31, 2009. Behringer Harvard Opportunity REIT I has made mezzanine loans to develop two multifamily communities, which Behringer Harvard Opportunity REIT I has determined meet the criteria of "variable interest entities" under GAAP. Therefore, Behringer Harvard Opportunity REIT I consolidates these entities, including the related real estate assets and third party construction financing, on its financial statements. As of December 31, 2009, the outstanding principal balance of these mezzanine loans was approximately $22.7 million plus accrued interest, which was eliminated upon consolidation. As of December 31, 2009, Behringer Harvard Opportunity REIT I believes that all of the amounts due under the mezzanine loans may not be collectible and, to the extent that it would in the future deconsolidate the investments, it would recognize an impairment of the mezzanine loans. Also, for the years ended December 31, 2007, 2008 and 2009, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $2.4 million, $16.8 million and $0.5 million respectively.

Financings. The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, have created a severe lack of credit, rising costs of any debt that is available and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008. These investment programs have experienced property loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or payoff the debt at discounted amounts. To date, these investment programs have had success in these activities, though in respect of two assets where it was unable to negotiate a satisfactory restructuring or debt purchase, Behringer Harvard REIT I has allowed the mortgage lenders to foreclose or take the related property in lieu of foreclosure. These investment programs each intend to continue with their efforts to manage their debt arrangements to preserve value for their investors but there is no assurances that they will be able retain all of their assets as mortgage loans mature.

Sponsor Activities. Behringer Harvard Holding entities have also voluntarily and in circumstances where a short term need for liquidity has been deemed by them to be admissible, provided loans certain Behringer Harvard-sponsored investment programs, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I LP and Behringer Harvard Strategic Opportunity Fund II LP. The outstanding principal balance of these loans as of December 31, 2009 was approximately $13.9 million (net of the loan forgiveness described below), $10.8 million and $13.2 million, respectively. On December 31, 2007 and 2009, Behringer Harvard Holdings forgave $7.5 million and $15.0 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I which was accounted for as a capital contribution by its general partners. Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. There is no assurance that Behringer Harvard Holdings or its affiliated entities will provide engage in such activities with respect to its sponsored investment programs in the future.

Co-Investor Arrangements. Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I LP sponsored one TIC Program. As of December 31, 2009, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remained the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I LP owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the recession has adversely affected the operating performance of the remaining four TIC Programs. One of the TIC Programs is underperforming relative to projections substantially due to representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings is currently engaged in a lawsuit where it has received settlements for the TIC investors while it remains in dispute with the former on-site property manager. The tenant-in-common investors have received substantial settlement consideration and are no longer party to this suit.

Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I who has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on fair value measurements. This guidance establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards. In February 2008, the FASB staff issued authoritative guidance deferring the effective date of the fair value guidance for all non-financial assets and liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The implementation of this standard on January 1, 2009 did not have a material impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued additional guidance for estimating fair value when there has been a significant decrease in market activity for a financial asset. This accounting guidance re-emphasizes that regardless of market conditions, the fair value measurement is an exit price concept. It clarifies and includes additional factors to consider in determining whether there has been a significant decrease in market activity for an asset or liability and provides additional clarification on estimating fair value when the market activity for an asset or liability has declined significantly. This guidance is applied prospectively to all fair value measurements where appropriate and is effective for interim and annual periods ending after June 15, 2009. The implementation of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The implementation of this standard had no material impact on our consolidated financial statements.

In June 2009, the FASB issued the Accounting Standards Codification ("Codification"). The Codification is the source and organization of GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. The majority of our leases contain inflation protection provisions applicable to reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have limited exposure to financial market risks, including changes in interest rates and other relevant market prices. We have no investments or obligations that would be affected by an increase or decrease in interest rates. At December 31, 2009, we did not have any foreign operations and thus were not exposed to foreign currency fluctuations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is provided in our Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, the management of Behringer Advisors I, including its Chief Executive Officer and Chief Financial Officer, evaluated as of December 31, 2009 the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Behringer Advisors I concluded that our disclosure controls and procedures, as of December 31, 2009, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to the management of Behringer Advisors I, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a partnership have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including the Chief Executive Officer and Chief Financial Officer of Behringer Advisors I, evaluated as of December 31, 2009 the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Behringer Advisors I concluded that our internal controls, as of December 31, 2009, were effective in providing reasonable assurance regarding reliability of financial reporting.

This annual report does not include an attestation report of the Partnership's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Partnership's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Partnership to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The General Partners

We operate under the direction of our General Partners, which are responsible for the management and control of our affairs. The General Partners are assisted by the employees of HPT, the general partner of Behringer Advisors I. We do not employ our own management personnel; but instead we pay fees and expense allocations to our General Partners for their services.

The General Partners are responsible for our direction and management, including acquisitions in the past, capital improvements, construction and property management. Any action required to be taken by the General Partners will be taken only if it is approved, in writing or otherwise, by both General Partners, unless the General Partners agree between themselves to a different arrangement for the approval of actions by the General Partners.

The General Partners are Behringer Advisors I and Robert M. Behringer, individually. Behringer Advisors I is a Texas limited partnership formed in July 2002. The executive office of both General Partners is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001. Behringer Advisors I is owned by HPT, its sole general partner, and Behringer Harvard Partners, LLC ("Behringer Partners"), its sole limited partner. Behringer Holdings is the sole owner of HPT and Behringer Partners. Mr. Behringer is the Cheif Executive Officer of each of these companies. Mr. Behringer is the Chief Executive Officer and sole manager of Behringer Holdings. Behringer Holdings also is the indirect owner of our Property Manager, Behringer Development, a real estate development company, and Behringer Securities, our dealer manager.

Behringer Advisors I was created in 2002 for the sole purpose of acting as one of our General Partners. It is managed by its executive officers, namely:

Name	Age	Position(s)
Robert M. Behringer	61	Chairman
Robert S. Aisner	63	Chief Executive Officer and President
Samuel A. Gillespie	51	Chief Operating Officer
Gerald J. Reihsen, III	51	Executive Vice President — Corporate Development and Legal and Secretary
Gary S. Bresky	43	Chief Financial Officer
M. Jason Mattox	34	Executive Vice President

Robert M. Behringer is the Chairman of Behringer Advisors I. He has also served as the Chairman of the Board of Dierctors of Behringer Harvard REIT I since June 2002, Behringer Harvard Opportunity REIT I since June 2006, Behringer Harvard Multifamily REIT I since December 2007, and Behringer Harvard Opportunity REIT II since January 2007, each a publicly registered real estate investment trust, and Behringer Harvard REIT II, Inc., a newly formed real estate investment trust. He is also the founder, sole manager and Chief Executive Officer of Behringer Holdings, the indirect parent company of Behringer Advisors II. Since 2002, Mr. Behringer has been a general partner of ours and Behringer Harvard Short-Term Opportunity Fund I, each a publicly registered real estate limited partnership. Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I LP and Behringer Harvard Strategic Opportunity Fund II LP, both private real estate limited partnerships.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately held REIT formed by Mr. Behringer that was liquidated with a net asset value of approximately $200 million before liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989 that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (since acquired by, an now known as Lend Lease Real Estate Investments, Inc.), one of the largest real estate pension managers and advisors in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the south central United States. The portfolio included institutional quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including experience with approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational properties. In addition to being the Chief Investment Officer of Behringer Advisors II, he is currently the general partner or a co-general partner in several real estate limited partnerships formed for the purpose of acquiring, developing and operating office buildings and other commercial properties located in the United States and other countries, including Germany, the Netherlands, England, the Bahamas and Australia. Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds FINRA Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council. Mr. Behringer also was a licensed certified public accountant for over 20 years. Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Robert S. Aisner is the Chief Executive Officer and President of Behringer Advisors I. Mr. Aisner also serves as President (since May 2005), Chief Executive Officer (since June 2008) and a director of Behringer Harvard REIT I. In addition, Mr. Aisner serves as President (since November 2004), Chief Executive Officer (since June 2008) and a director (since June 2006) of Behringer Harvard Opportunity REIT I. Mr. Aisner also has served as President, Chief Executive Officer and a director of Behringer Harvard Opportunity REIT II (since January 2007), as Chief Executive Officer and a director of Behringer Harvard Multifamily REIT I (since August 2006) and as President (since April 2007) and Chief Executive Officer (since September 2008) of Behringer Harvard REIT II, Inc. Mr. Aisner is also President of the other Behringer Harvard companies.

Mr. Aisner has over 30 years of commercial real estate experience with acquiring, managing and disposing of properties located in the United States and other countries, including Germany, the Netherlands, England, the Bahamas and Australia. From 1996 until joining Behringer Harvard REIT I in 2003, Mr. Aisner served as (1) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT focused on the development, acquisition and management of upscale apartment communities, which serves as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities, (2) President of AMLI Management Company, that oversees all of AMLI's apartment operations in 80 communities, (3) President of the AMLI Corporate Homes division that manages AMLI's corporate housing properties, (4) Vice President of AMLI Residential Construction, a division of AMLI that performs real estate construction services, and (5) Vice President of AMLI Institutional Advisors, the AMLI division that serves as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee from 1999 until 2003. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group, and a general commercial property management group. From 1984 to 1994, he was employed by HRW Resources, Inc., a real estate development and management company, where he served as Vice President.

Mr. Aisner served as an independent director of Behringer Harvard REIT I from June 2002 until February 2003 and as a management director from June 2003 until the present. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Samuel A. Gillespie has served as Chief Operating Officer of Behringer Advisors I since June 2008. In addition, Mr. Gillespie has served as Senior Vice President of Harvard Property Trust, the managing member of Behringer Advisors I since March 2006. Mr. Gillespie also serves as Chief Operating Officer for Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, and for the general partner of Behringer Harvard Short-Term Opportunity Fund I (since July 2008).

Mr. Gillespie has over 25 years of experience in the commercial real estate industry guiding diverse and sophisticated portfolios. Prior to joining Behringer Harvard in November 2004, Mr. Gillespie was with the

Trammell Crow Company for 21 years. At Trammell Crow, he held the position of Managing Director of National Accounts and was responsible for Trammell Crow Company's largest institutional customers. Prior to that, Mr. Gillespie was partner in charge of Trammell Crow's Indianapolis office from 1986 to 1997. He began his career with Trammell Crow as a leasing agent in Oklahoma City in 1983. Mr. Gillespie holds a Bachelor of Science degree, summa cum laude, in accounting from Texas A&M University, and holds the CCIM designation.

Gerald J. Reihsen, III is the Executive Vice President — Corporate Development and Legal and Secretary of Behringer Advisors I. Since 2001, Mr. Reihsen has served in this and similar executive capacities with the other Behringer Harvard companies, including serving as President of Behringer Securities.

For over 20 years, Mr. Reihsen's business and legal background has centered on sophisticated financial and transactional matters, including commercial real estate transactions, real estate partnerships, and public and private securities offerings. For the period from 1985 to 2000, Mr. Reihsen practiced as an outside corporate securities attorney. After serving from 1986 to 1995 in the corporate department of Gibson, Dunn & Crutcher, a leading international commercial law firm, Mr. Reihsen established his own firm, Travis & Reihsen, where he served as a corporate/securities partner until 1998. In 1998, Mr. Reihsen became the lead partner in the corporate/securities section of the law firm Novakov Davis, where he served until 2000. In 2000, he practiced law as a principal of Block & Balestri, a corporate and securities law firm. In 2000 and 2001, Mr. Reihsen was employed as the Vice President — Corporate Development and Legal of Xybridge Technologies, Inc., a telecommunications software company that Mr. Reihsen helped guide through venture funding, strategic alliances with international telecommunications leaders and its ultimate sale to Zhone Technologies, Inc. Mr. Reihsen holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Reihsen received a Bachelor of Arts degree, magna cum laude, from the University of Mississippi and a Juris Doctorate degree, cum laude, from the University of Wisconsin.

Gary S. Bresky is the Chief Financial Officer of Behringer Advisors I. Mr. Bresky also serves as Executive Vice President and Chief Financial Officer or similar executive capacities with other entities sponsored by Behringer Harvard Holdings, including Behringer Harvard Opportunity REIT I (since January 2004) and Behringer Harvard Opportunity REIT II (since January 2007). Mr. Bresky also serves as Executive Vice President of Behringer Harvard REIT I (since June 2002) and Behringer Harvard Multifamily REIT I (since August 2006) and previously served as Chief Financial Officer of Behringer Harvard REIT I (from June 2002 to May 2009) and Behringer Harvard Multifamily REIT I (from August 2006 to September 2009).

Mr. Bresky has been active in commercial real estate and related activities for over 15 years. Prior to his employment with Behringer Advisors I, Mr. Bresky served, from 1997 to 2001, as a Senior Vice President of Finance with Harvard Property Trust, Inc. In this capacity, Mr. Bresky was responsible for directing all accounting and financial reporting functions and overseeing all treasury management and banking functions for the company. Mr. Bresky was also integral in analyzing deal and capital structures as well as participating in all major decisions related to any acquisition or sale of assets.

From 1995 until 1996, Mr. Bresky worked in the Real Estate Group at Coopers & Lybrand LLP in Dallas, Texas, where he focused on finance and accounting for both public and private REITs. His experience included conducting annual audits, preparing quarterly and annual public securities reporting compliance filings and public real estate securities registration statements for his clients. From 1989 to 1994, Mr. Bresky worked with Ten West Associates, LTD and Westwood Financial Corporation in Los Angeles, California as a real estate analyst and asset manager for two commercial real estate portfolios totaling in excess of $185 million. From 1988 until 1989, Mr. Bresky worked as an analysts' assistant for both Shearson-Lehman Bros., Inc. and Hambrecht and Quist Inc. assisting brokers in portfolio management. Mr. Bresky has been active in commercial real estate and related financial activities for over 15 years and holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Bresky received a Bachelor of Arts degree from the University of California — Berkeley and a Masters of Business Administration degree from the University of Texas at Austin.

M. Jason Mattox is the Executive Vice President of Behringer Advisors I and serves in a similar capacity with other Behringer Harvard companies. From 2002 until March 2006, Mr. Mattox served as the Senior Vice President of Behringer Advisors I.

From 1997 until joining Behringer Advisors I in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over one million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships.

Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox holds FINRA Series 7, 24 and 63 registrations. Mr. Mattox received a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

Jon L. Dooley resigned his position as our Executive Vice President — Real Estate effective December 31, 2009, in order to accept a similar position with a joint venture of which Behringer Harvard owns 50%.

Other Personnel

The General Partners are assisted by the officers and employees of HPT, which is the general partner of Behringer Advisors I. HPT and its affiliates employed approximately 430 full-time persons at December 31, 2009, including the executive officers listed above. HPT and its affiliates will continue to hire employees as needed. HPT and its affiliates also will engage the services of non-affiliated third parties to assist with the identification of properties for possible acquisition and management of our operations.

Advisory Board

We do not have a board of directors. The General Partners were initially assisted by an advisory board, which was dissolved on March 31, 2008.

No Audit Committee; No "Audit Committee Financial Expert"

We do not have a board of directors and, as such, have no board committees such as an audit committee. Because we do not have an audit committee, we do not have an "audit committee financial expert." The General Partners are responsible for managing the relationship with our Independent Registered Public Accounting Firm.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires each director, officer, and individual beneficially owning more than 10% of a registered security of the Partnership to file with the SEC reports of security ownership and reports on subsequent changes in ownership of their securities within specified time frames. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based upon our review of the reports furnished to us pursuant to Section 16(a) of the Exchange Act, to the best of our knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2009.

Code of Ethics

Behringer Advisors I has adopted a code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees. A copy of the code of ethics of Behringer Advisors I may be obtained from our website at *http://www.behringerharvard.com.* The web site will be updated to include any material waivers or modifications to the code of ethics.

Item 11. Executive Compensation.

We operate under the direction of our General Partners, which are responsible for the management and control of our affairs. As of December 31, 2009, we have not made any payments to Mr. Behringer as compensation for serving as general partner. The officers and employees of HPT assist the General Partners. The officers and employees of HPT do not devote all of their time to managing us, and they do not receive any compensation from us for their services. We pay fees to Behringer Advisors I and its other affiliates, as provided for in our Partnership Agreement. Accordingly, we do not have, and our General Partners have not considered, a compensation policy or program for themselves, their affiliates, any employees of Behringer Advisors I or any employees of affiliates of our General Partners and have not included a Compensation Discussion and Analysis in this Annual Report on Form 10-K. See Item 13. "Certain Relationships and Related Transactions, and Director Independence" for a description of the fees payable and expenses reimbursed to our affiliates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

There were no limited partners known by us who owned more than 5% of our limited partnership units as of March 19, 2010.

We do not have any officers or directors. Our two General Partners, Robert M. Behringer and Behringer Harvard Advisors I, each own 50% of the general partnership interests. We do not maintain any equity compensation plans, and no arrangements exist that would, upon operation, result in a change in control for us.

The following table sets forth information as of March 19, 2010 regarding the beneficial ownership of our limited partnership interest and general partnership interest by each person known by us to own 5% or more of the outstanding class of partnership interest, each of our directors or those of our General Partners, each of our executive officers or those of our General Partners, and our directors and executive officers, or those of our General Partners, as a group. The percentage of beneficial ownership is calculated based on 4,275,187 limited partnership units and contributions from our General Partners.

Title of class	Beneficial owner	Limited Partnership Units Beneficially Owned	Percent of Class
General partner interest	Robert M. Behringer(1)(2)(3)(4)	—	50%
General partner interest	Behringer Advisors I(1)(3)(4)	—	50%
Limited partner interest	Robert M. Behringer(1)(2)	2,762.43	*
Limited partner interest	Robert S. Aisner(1)(2)	1,104.97	*
Limited partner interest	Samuel A. Gillespie(1)(2)	—	*
Limited partner interest	Gerald J. Reihsen, III(1)(2)	—	*
Limited partner interest	Gary S. Bresky(1)(2)	—	*
Limited partner interest	M. Jason Mattox(1)(2)	—	*
Limited partner interest	Jon L. Dooley(1)(2)	—	*
Limited partner interest	All current executive officers as a group (7 persons)	3,867.40	*

* Denotes less than 1%

(1) The address of Messrs. Behringer, Aisner, Gillespie, Reihsen, Bresky, Mattox and Behringer Harvard Advisors I is 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(2) Executive Officers of Behringer Advisors I.

(3) General partners.

(4) Consists of $500 combined general partnership interests held directly by Mr. Behringer and Behringer Advisors I.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

The General Partners and certain of their affiliates are entitled to receive fees and compensation in connection with the management and sale of our assets, and have received fees in the past in connection with the Offering and acquisitions. Our General Partners have agreed that all of the financial benefits of serving as our general partners will be allocated to Behringer Advisors I since the day-to-day responsibilities of serving as our general partner will be performed by Behringer Advisors I through the executive officers of its general partner.

For the management and leasing of our properties, we pay our Property Manager or its affiliates, property management and leasing fees equal to the lesser of: (A) the amounts charged by unaffiliated persons rendering comparable services in the same geographic area or (B)(1) for commercial properties that are not leased on a long-term net lease basis, 4% of gross revenues, plus separate leasing fees of up to 1.5% of gross revenues based upon the customary leasing fees applicable to the geographic location of the properties, and (2) in the case of commercial properties that are leased on a long-term net lease basis (10 or more years), 1% of gross revenues plus a one-time initial leasing fee of 3% of gross revenues payable over the first five years of the lease term. We reimburse the costs and expenses incurred by our Property Manager on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees of our Property Manager who are engaged in the operation, management, maintenance and leasing or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. During the years ended December 31, 2009, 2008 and 2007, we incurred property management fees payable to our Property Manager or its affiliates of approximately $141,000, $145,000, and $158,000, respectively.

We pay Behringer Advisors I, or its affiliates, an annual asset management fee of 0.5% of the contract purchase price of our assets. Any portion of the asset management fee may be deferred and paid in a subsequent year. During each of the years ended December 31, 2009 and 2008 we incurred asset management fees of approximately $138,000. For the year ended December 31, 2007 we incurred asset management fees of approximately $140,000.

We may reimburse Behringer Advisors I for costs and expenses paid or incurred to provide services to us including direct expenses and the costs of salaries and benefits of certain persons employed by those entities and performing services for us, as permitted by our Partnership Agreement. For the year ended December 31, 2009 and 2008, we incurred such costs for administrative services totaling $178,000 and $120,000, respectively. We incurred and expensed no such costs for the year ended December 31, 2007.

At December 31, 2009, we had payables to related parties of approximately $72,000, which consisted of approximately $52,000 for direct expenses and services and approximately $20,000 for management fees payable to our Property Manager and Behringer Advisors I. At December 31, 2008, we had payables to related parties of approximately $94,000, which consisted of approximately $84,000 for direct expenses and services and approximately $10,000 for management fees payable to our Property Manager and Behringer Advisors I.

In connection with the sale of our properties, we will pay Behringer Advisors I or its affiliates a subordinated disposition fee in an amount not exceeding the lesser of: (A) 50% of the reasonable, customary and competitive real estate brokerage commissions customarily paid for the sale of a comparable property in light of the size, type and location of the property, or (B) 3% of the gross sales price of each property, subordinated to distributions to limited partners from the sale proceeds of an amount which, together with prior distributions to the limited partners, will equal (1) 100% of their capital contributions plus (2) an 8% annual cumulative (noncompounded) return of their net capital contributions. Subordinated disposition fees that are not payable at the date of sale, because limited partners have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after the limited partners have received a return of their net capital contributions and an 8% annual cumulative (noncompounded) return on their net capital contributions, then Behringer Advisors I is entitled to receive 15% of the remaining residual proceeds available for distribution (a subordinated participation in net sale proceeds and distributions); provided, however, that in no event will the General Partners receive in the aggregate more than 15% of sale proceeds remaining after the limited partners have received a return of their net capital contributions. Since the above conditions have not been met at this time, we incurred no such disposition fees for the years ended December 31, 2009, 2008 or 2007.

We are dependent on Behringer Advisors I and our Property Manager for certain services that are essential to us, including asset disposition decisions, property management and leasing services and other general and administrative responsibilities. In the event that these companies were unable to provide the respective services to us, we would be required to obtain such services from other sources.

Policies and Procedures for Transactions with Related Persons

The agreements and arrangements among us, our General Partners and their affiliates have been established by our General Partners, and our General Partners believe the amounts to be paid thereunder to be reasonable and customary under the circumstances. In an effort to establish standards for minimizing and resolving these potential conflicts of interest, our General Partners have agreed to the guidelines and limitations set forth in our Partnership Agreement. Among other things, these provisions:

- set forth the specific conditions under which we may own or lease property jointly or in a partnership with an affiliate of the General Partners;
- prohibit us from purchasing or leasing an investment property from our General Partners or their affiliates except under certain limited circumstances;
- prohibit loans by us to our General Partners or their affiliates;
- prohibit the commingling of partnership funds (except in the case of making capital contributions to joint ventures and to the limited extent permissible under the NASAA Guidelines); and
- with certain exceptions, prohibit our General Partners from merging or consolidating us with another partnership or a corporation or converting us to a corporation unless the transaction complies with certain terms and conditions including first obtaining a majority vote of our limited partners.

In addition, our General Partners have a fiduciary obligation to act in the best interests of both our limited partners and the investors in other affiliated programs and will use their best efforts to assure that we will be treated at least as favorably as any other affiliated program.

Item 14. Principal Accountant Fees and Services.

Because we do not have a board of directors or any board committees, including an audit committee, the General Partners pre-approve all auditing and permissible non-auditing services provided by our independent registered public accounting firm. The independent public accountants may not be retained to perform the non-auditing services specified in Section 10A(g) of the Exchange Act.

Fees Paid to Principal Independent Registered Public Accounting Firm

The following table presents aggregate fees for professional audit services billed to us for the fiscal years ended December 31, 2009 and 2008 by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") (in thousands):

	2009	2008
Audit Fees[1]	$165	$148
Tax Related Fees[2]	21	25
Total Fees	$186	$173

(1) Audit fees consisted of professional services performed in connection with the audit of our annual consolidated financial statements and review of consolidated financial statements included in our Forms 10-Q.

(2) Tax fees were for assistance with matters related to tax compliance, tax planning and tax advice.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *List of Documents Filed.*

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. *Financial Statement Schedules*

   Report of Independent Registered Public Accounting Firm on Financial Statement Schedules

   Schedule II — Valuation and Qualifying Accounts

   Schedule III — Real Estate and Accumulated Depreciation

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is submitted in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) *Exhibits.*

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) *Financial Statement Schedules.*

All other financial statement schedules have been omitted because the required information of such schedules is not present or not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2010

Behringer Harvard Mid-Term Value Enhancement Fund I LP

By: /s/ Robert S. Aisner

Robert S. Aisner
Chief Executive Officer and President of
Behringer Harvard Advisors I LP

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 31, 2010

/s/ Robert S. Aisner

Robert S. Aisner
Chief Executive Officer and President of Behringer Harvard Advisors I LP
(Principal Executive Officer)

March 31, 2010

/s/ Gary S. Bresky

Gary S. Bresky
Chief Financial Officer of Behringer Harvard Advisors I LP
(Principal Financial Officer)

March 31, 2010

/s/ Kimberly Arianpour

Kimberly Arianpour
Chief Accounting Officer of Behringer Harvard Advisors I LP
(Principal Accounting Officer)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Behringer Harvard Mid-Term Value Enhancement Fund I LP
Addison, Texas

We have audited the accompanying consolidated balance sheets of the Behringer Harvard Mid-Term Value Enhancement Fund I LP and subsidiaries (the "Partnership") as of December 31, 2009 and 2008, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Behringer Harvard Mid-Term Value Enhancement Fund I LP and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 31, 2010

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Consolidated Balance Sheets
As of December 31, 2009 and 2008
(in thousands, except unit amounts)

	2009	2008
Assets		
Real estate		
Land	$ 5,682	$ 5,682
Buildings and improvements, net	14,590	15,146
Total real estate	20,272	20,828
Cash and cash equivalents	4,465	6,247
Accounts receivable, net	601	370
Prepaid expenses and other assets	35	45
Lease intangibles, net	2,214	2,615
Total assets	$27,587	$30,105
Liabilities and partners' capital		
Liabilities		
Accounts payable	$ 141	$ 23
Payables to related parties	72	94
Acquired below-market leases, net	53	125
Distributions payable	218	218
Accrued liabilities	900	1,042
Total liabilities	1,384	1,502
Commitments and contingencies		
Partners' capital		
Limited partners, 44,000,000 units authorized; 4,275,187 units issued and outstanding at December 31, 2009 and 2008, respectively	26,202	28,602
General partners	1	1
Total partners' capital	26,203	28,603
Total liabilities and partners' capital	$27,587	$30,105

See Notes to Consolidated Financial Statements.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands, except per unit amounts)

	2009	2008	2007
Rental revenue	$3,879	$3,865	$4,128
Expenses			
Property operating expenses	875	821	794
Real estate taxes	561	721	682
Property and asset management fees	279	282	298
General and administrative	604	574	408
Depreciation and amortization	1,435	1,475	1,600
Total expenses	3,754	3,873	3,782
Interest income	49	162	368
Gain on sale of asset	—	—	51
Income before income taxes	174	154	765
Provision for income taxes	9	13	14
Income from continuing operations	165	141	751
Income from discontinued operations	—	—	5
Net income	$ 165	$ 141	$ 756
Net income allocated to limited partners	$ 165	$ 141	$ 756
Weighted average number of limited partnership units outstanding	4,275	4,289	4,309
Basic and diluted net income per limited partnership unit	$ 0.04	$ 0.03	$ 0.17

See Notes to Consolidated Financial Statements.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Consolidated Statements of Partners' Capital
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Limited Partners			General Partners		
	Contributions/ (Distributions)	Accumulated Income (Losses)	Number of Units	Contributions	Accumulated Income	Total
Balance as of January 1, 2007	$33,214	$ —	4,309	$1	$—	$33,215
Distributions to limited partners	(1,830)	(756)				(2,586)
Net income		756		—	—	756
Balance as of December 31, 2007	31,384	—	4,309	1	—	31,385
Redemption of units of limited partnership interest	(342)		(34)			(342)
Distributions to limited partners	(2,440)	(141)				(2,581)
Net income		141		—	—	141
Balance as of December 31, 2008	28,602	—	4,275	1	—	28,603
Distributions to limited partners	(2,400)	(165)				(2,565)
Net income		165		—	—	165
Balance as of December 31, 2009	$26,202	$ —	4,275	$1	$—	$26,203

See Notes to Consolidated Financial Statements.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
Cash flows from operating activities			
Net income	$ 165	$ 141	$ 756
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	1,427	1,455	1,575
Gain on sale of assets	—	—	(51)
Change in accounts receivable	(231)	—	38
Change in prepaid expenses and other assets	10	(1)	(18)
Change in lease intangibles	(361)	(19)	(41)
Change in accounts payable	118	18	(66)
Change in payables to related parties	(22)	69	(26)
Change in accrued liabilities	(142)	(106)	(302)
Cash provided by operating activities	964	1,557	1,865
Cash flows from investing activities			
Purchases of property and equipment	(181)	—	(21)
Proceeds from sale of asset	—	—	94
Change in restricted cash	—	—	5,895
Cash (used in) provided by investing activities	(181)	—	5,968
Cash flows from financing activities			
Distributions	(2,565)	(2,582)	(2,586)
Redemption of limited partnership units	—	(342)	(276)
Cash used in financing activities	(2,565)	(2,924)	(2,862)
Net change in cash and cash equivalents	(1,782)	(1,367)	4,971
Cash and cash equivalents at beginning of year	6,247	7,614	2,643
Cash and cash equivalents at end of year	$ 4,465	$ 6,247	$ 7,614
Supplemental disclosure:			
Taxes paid	$ 10	$ 14	$ —

See Notes to Consolidated Financial Statements.

Behringer Harvard Mid-Term Value Enhancement Fund I LP
Notes to Consolidated Financial Statements

1. Business and Organization

Business

Behringer Harvard Mid-Term Value Enhancement Fund I LP (which may be referred to as the "Partnership," "we," "us," or "our") is a limited partnership formed in Texas on July 30, 2002. Our general partners are Behringer Harvard Advisors I LP ("Behringer Advisors I") and Robert M. Behringer (collectively, the "General Partners"). We were funded through capital contributions from our General Partners and initial limited partner on September 20, 2002 (date of inception) and offered our limited partnership units pursuant to the public offering which commenced on February 19, 2003 and was terminated on February 19, 2005 (the "Offering"). The Offering was a best efforts continuous offering, and we admitted new investors until the termination of the Offering in February 2005. As of December 31, 2009, we had 4,275,187 limited partnership units outstanding. Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop. We used the proceeds from the Offering, after deducting offering expenses, to acquire six office building properties. As of December 31, 2009, five of the six properties we acquired remain in our portfolio. We are not seeking to purchase additional properties at this time. Our Agreement of Limited Partnership, as amended (the "Partnership Agreement"), provides that we will continue in existence until the earlier of December 31, 2022 or termination of the Partnership pursuant to the dissolution and termination provisions of the Partnership Agreement.

During 2009 as in 2008, the U.S. economy experienced a significant downturn, which included disruptions in the broader financial and credit markets, declining consumer confidence and an increase in unemployment rates. These conditions have contributed to weakened market conditions. While it is unclear when the overall economy will recover, we do not expect conditions to improve in the near future. As a result of the current economy, our primary objectives will be to preserve capital and sustain property values while selectively disposing of our properties. Our ability to dispose of our properties will be subject to various factors, including the ability of potential purchasers to access capital debt financing. Given the disruptions in the capital markets and the current lack of available credit, our ability to dispose of our properties may be delayed, or we may receive lower than anticipated returns. We continue to work to meet the originally envisioned liquidation timeframe for the fund which lasts until 2013.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as purchase price allocation for real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and the accounts of all of our wholly-owned subsidiaries. All inter-company transactions, balances and profits have been eliminated in consolidation. We have evaluated subsequent events for recognition or disclosure in our consolidated financial statements.

Real Estate

Upon the acquisition of real estate properties, we allocate the purchase price of those properties to the assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed liabilities, identified intangible assets, asset retirement obligations based on their relative fair values. Identified intangible assets consist of the fair value of above-market and below-market leases, in-place leases, in-place tenant

2. Summary of Significant Accounting Policies – (continued)

improvements, in-place leasing commissions and tenant relationships. Acquisition-related costs are expensed as incurred. Initial valuations are subject to change until our information is finalized, which is no later than 12 months from the acquisition date.

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of buildings is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases, or (b) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal costs and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the related real estate intangibles would be charged to expense.

Anticipated amortization associated with acquired lease intangibles for each of the following five years ended December 31 is as follows (in thousands):

2010	$599
2011	459
2012	249
2013	137
2014	137

2. Summary of Significant Accounting Policies – (continued)

As of December 31, 2009 and 2008, respectively, accumulated depreciation and amortization related to our consolidated investments in real estate assets and related lease intangibles were as follows (in thousands):

As of December 31, 2009	Buildings and Improvements	Lease Intangibles	Acquired Below-Market Leases
Cost	$18,081	$ 5,687	$(358)
Less: depreciation and amortization	(3,491)	(3,473)	305
Net	$14,590	$ 2,214	$ (53)

As of December 31, 2008	Buildings and Improvements	Lease Intangibles	Acquired Below-Market Leases
Cost	$17,900	$ 5,408	$(388)
Less: depreciation and amortization	(2,754)	(2,793)	263
Net	$15,146	$ 2,615	$(125)

Impairment of Long-Lived Assets

Management monitors events and changes in circumstances indicating that the carrying amounts of our real estate assets may not be recoverable. When such events or changes in circumstances occur, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset, including its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying value of the asset to estimated fair value. We determine the estimated fair value based on cash flow streams using various factors including estimated future selling prices, costs spent to date, remaining budgeted costs and selling costs.

During 2009 as in 2008, the real estate market experienced difficult conditions including high inventory levels, tightening of the credit market and weak consumer confidence. There were no impairment charges for long-lived assets for the years ended December 31, 2009, 2008 and 2007. In the event that market conditions continue to decline in the future or the current difficult market conditions extend beyond our expectations, impairments may be necessary in the future.

Cash and Cash Equivalents

We consider investments in highly-liquid money market funds or investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of receivables from tenants related to our properties. We had an allowance for doubtful accounts of approximately $2,700 at December 31, 2009 and we had no allowance for doubtful accounts at December 31, 2008.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid directors' and officers' insurance as well as prepaid insurance for our real estate properties.

Revenue Recognition

We recognize rental income generated from leases on real estate assets on the straight-line basis over the terms of the respective leases, including the effect of rent holidays, if any. For the year ended December 31, 2009, the total net increase to rental revenue due to straight line rent adjustment was approximately $170,000. For the year ended December 31, 2008, the total net decrease to rental revenue due to straight line rent

2. Summary of Significant Accounting Policies – (continued)

adjustment was approximately $9,400 and for the year ended December 31, 2007, the total net increases to rental revenues due to straight-line rent adjustments was approximately $56,000. Our rental revenue also includes amortization of above and below market leases. Any payments made to tenants that are considered lease incentives or inducements are being amortized to revenue over the life of the respective leases. The revenues are recognized when earned. Revenues relating to lease termination fees are recognized at the time that a tenant's right to occupy the space is terminated and when we have satisfied all obligations under the agreement.

Cash Flow Distributions

Net cash distributions, as defined in the Partnership Agreement, are to be distributed to the partners as follows:

a) To the limited partners, on a per unit basis, until each of such limited partners has received distributions of net cash from operations with respect to such fiscal year, or applicable portion thereof, equal to eight percent (8%) per annum of their net capital contribution;

b) Then to the limited partners, on a per unit basis, until each limited partner has received or has been deemed to have received one hundred percent (100%) of their net capital contribution; and

c) Thereafter, eighty-five percent (85%) to the limited partners, on a per unit basis, and fifteen percent (15%) to the General Partners.

Other limitations of allocated or received distributions are defined within the Partnership Agreement.

Income (Loss) Allocations

Net income for each applicable accounting period is allocated to the partners as follows:

a) To the partners to the extent of and in proportion to allocations of net loss as noted below; and

b) Then, so as to cause the capital accounts of all partners to permit liquidating distributions to be made in the same manner and priority as set forth in the Partnership Agreement with respect to net cash distributions.

Net loss for each applicable accounting period is allocated to the partners as follows:

a) To the partners having positive balances in their capital accounts (in proportion to the aggregate positive balances in all capital accounts) in an amount not to exceed such positive balance as of the last day of the fiscal year; and

b) Then, eighty-five percent (85%) to the limited partners and fifteen percent (15%) to the General Partners.

We distribute to our General Partners a share of net cash from operations, a 15% distribution after the limited partners have received distributions equal to their net capital contributions, plus an 8% annual cumulative (noncompounded) return on their net capital contributions; provided, however, that in no event will the General Partners receive more than 10% of cash available for distribution.

Income Taxes

As a limited partnership, we are generally not subject to income tax. On May 18, 2006, the State of Texas enacted a new law which replaced the then-current state franchise tax with a "margin tax." In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin, which is defined as the lesser of (1) 70% of total revenue or (2) total revenue less (a) the cost of goods sold or (b) compensation and benefits. Although the law states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a

2. Summary of Significant Accounting Policies – (continued)

base that considers both revenues and expenses. For the years ended December 31, 2009 and 2008, we recognized a provision for current tax expense of approximately $8,000 and $13,000, respectively, and a deferred tax expense of approximately $800 and $400, respectively, related to the Texas margin tax. During the year ended December 31, 2007, we recognized a provision for current tax expense of approximately $14,000 and a deferred tax benefit of approximately $400 related to the Texas margin tax. The Partnership does not have any entity level uncertain tax positions.

Certain of our transactions may be subject to accounting methods for income tax purposes that differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, our net income or loss and the resulting balances in the partners' capital accounts reported for income tax purposes may differ from the balances reported for those same items in the accompanying financial statements.

Concentration of Credit Risk

We have cash and cash equivalents in excess of federally insured levels on deposit in financial institutions. We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents.

Reportable Segments

We have determined that we have one reportable segment, with activities related to the ownership, development and management of real estate. Our income producing properties generated 100% of our consolidated revenues for the years ended December 31, 2009, 2008 and 2007. Our chief operating decision maker evaluates operating performance on an individual property level. Therefore, our properties are aggregated into one reportable segment.

Net Income Per Limited Partnership Unit

Net income per limited partnership unit is calculated by dividing the net income allocated to limited partners for each period by the weighted average number of limited partnership units outstanding during such period. Net income per limited partnership unit on a basic and diluted basis is the same because the Partnership has no potential dilutive limited partnership units outstanding.

3. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on fair value measurements. This guidance establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards. In February 2008, the FASB staff issued authoritative guidance deferring the effective date of the fair value guidance for all non-financial assets and liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The implementation of this standard on January 1, 2009 did not have a material impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued additional guidance for estimating fair value when there has been a significant decrease in market activity for a financial asset. This accounting guidance re-emphasizes that regardless of market conditions, the fair value measurement is an exit price concept. It clarifies and includes additional factors to consider in determining whether there has been a significant decrease in market activity for an asset or liability and provides additional clarification on estimating fair value when the market activity for an asset or liability has declined significantly. This guidance is applied prospectively to all fair value measurements where appropriate and is effective for interim and annual periods ending after June 15, 2009. The implementation of this guidance did not have a material impact on our consolidated financial statements.

3. New Accounting Pronouncements – (continued)

In May 2009, the FASB issued new guidance on subsequent events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The implementation of this standard had no material impact on our consolidated financial statements.

In June 2009, the FASB issued the Accounting Standards Codification ("Codification"). The Codification is the source and organization of GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

4. Leasing Activity

Future minimum base rental payments due to us over the next five years and thereafter under non-cancelable leases in effect as of December 31, 2009 were as follows (in thousands):

2010	$2,499
2011	1,654
2012	1,008
2013	549
2014	499
Thereafter	1,226
	$7,435

The future base rental payments above are exclusive of contingent rental payments. Rental revenue in 2009, 2008 and 2007 did not include any contingent revenue.

As of December 31, 2009, four of our tenants accounted for 10% or more of our aggregate annual rental revenues from our properties. Raytheon Company, a major United States Government defense contractor, leases all of Tucson Way and accounted for rental revenue of approximately $1.7 million or approximately 43% of our aggregate annual rental revenues for the year ended December 31, 2009. Our lease with Raytheon Company expires on April 30, 2012. Government Records Services, Inc., part of Affiliated Computer Systems ("ACS"), a provider of business process and information technology outsourcing solutions to commercial and government clients, leases 100% of 2800 W. Mockingbird and accounted for rental revenue of approximately $839,000, or approximately 22% of our aggregate annual rental revenues. Our lease with ACS expires on September 30, 2010. Air Systems Components, LP, which consists of a group of companies that are the largest manufacturer of air handling components in North America, leases 100% of the ASC Building and accounted for rental revenue of approximately $492,000, or approximately 13% of our aggregate annual rental revenues. Our lease with Air Systems Components, LP expires on October 31, 2010. SunGard Financial System, Inc., which conducts financial clearing activities, data warehousing and disaster recovery for computer operations, leases all of the Hopkins Building and accounted for approximately $388,000 of our rental revenue or approximately 10% of our aggregate annual rental revenue. Our lease with SunGard expires on March 31, 2018. We have already begun the process of finding new tenants to replace the leases that will expire during 2010.

5. Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Property taxes	$480	$ 621
Tenant escrows	206	205
Audit fees	62	80
Tax preparation fees	57	20
Accrued operating expenses	32	43
Miscellaneous	63	73
	$900	$1,042

6. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2009, 2008 and 2007 consisted of the following (in thousands):

	2009	2008	2007
Advisor administrative services	$178	$120	$ —
Auditing expense	113	205	126
Tax preparation fees	102	27	9
Legal expense	53	35	41
Directors' and officers' insurance	48	26	39
Transfer agent fees	46	55	43
Printing fees	35	57	45
Sarbanes-Oxley fees	22	16	83
Advisory board fees	—	—	11
Other	7	33	11
	$604	$574	$408

7. Partners' Capital

We initiated the declaration of monthly distributions in March 2004 in the amount of a 6% annualized rate of return, based on an investment in our limited partnership units of $10.00 per unit. We record all distributions when declared, except that the units issued through the DRIP were recorded when the units were actually issued.

The distributions we pay to our limited partners are not necessarily indicative of our current or future operating results, and there can be no assurance that future cash flow will support distributions at the current rate. In addition, in light of the pervasive and fundamental disruptions in the global financial and real estate markets, we cannot provide assurance that we will be able to continue to pay distributions at any particular level. If the current economic conditions continue, our General Partners may determine to reduce our current distribution rate in order to conserve cash. Our General Partners, in their discretion, may defer fees payable by us to the General Partners allowing for more cash to be available to us for distribution to our limited partners. In addition, our General Partners may make supplemental payments to us or to our limited partners, or otherwise support our operations to the extent not prohibited under the NASAA Guidelines, which would permit distributions to our limited partners in excess of net cash from operations. Accordingly, all or some of such distributions may constitute a return of capital to our investors to the extent that distributions exceed net cash from operations, or may be recognized as taxable income by us or by our investors.

7. Partners' Capital – (continued)

The following are the distributions declared during the years ended December 31, 2009 and 2008 (in thousands):

	2009	2008
Fourth Quarter	$ 647	$ 647
Third Quarter	646	646
Second Quarter	640	643
First Quarter	632	645
	$2,565	$2,581

8. Related Party Arrangements

The General Partners and certain of their affiliates are entitled to receive fees and compensation in connection with the management and sale of our assets, and have received fees in the past in connection with the Offering and acquisitions. Our General Partners have agreed that all of the financial benefits of serving as our general partners will be allocated to Behringer Advisors I since the day-to-day responsibilities of serving as our general partner will be performed by Behringer Advisors I through the executive officers of its general partner.

For the management and leasing of our properties, we pay Behringer Harvard Mid-Term Management Services, LLC, Behringer Harvard Real Estate Services, LLC and HPT Management Services LP, our affiliated property managers or their affiliates (individually or collectively referred to as "Property Manager"), property management and leasing fees equal to the lesser of: (A) the amounts charged by unaffiliated persons rendering comparable services in the same geographic area or (B)(1) for commercial properties that are not leased on a long-term net lease basis, 4% of gross revenues, plus separate leasing fees of up to 1.5% of gross revenues based upon the customary leasing fees applicable to the geographic location of the properties, and (2) in the case of commercial properties that are leased on a long-term net lease basis (10 or more years), 1% of gross revenues plus a one-time initial leasing fee of 3% of gross revenues payable over the first five years of the lease term. We reimburse the costs and expenses incurred by our Property Manager on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees of our Property Manager who are engaged in the operation, management, maintenance and leasing or access control of our properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. During the years ended December 31, 2009, 2008 and 2007, we incurred property management fees payable to our Property Manager or its affiliates of approximately $141,000, $145,000, and $158,000, respectively

We pay Behringer Advisors I, or its affiliates, an annual asset management fee of 0.5% of the contract purchase price of our assets. Any portion of the asset management fee may be deferred and paid in a subsequent year. During each of the years ended December 31, 2009 and 2008 we incurred asset management fees of approximately $138,000. For the year ended December 31, 2007 we incurred asset management fees of approximately $140,000.

We may reimburse Behringer Advisors I for costs and expenses paid or incurred to provide services to us including direct expenses and the costs of salaries and benefits of certain persons employed by those entities and performing services for us, as permitted by our Partnership Agreement. For the year ended December 31, 2009 and 2008, we incurred such costs for administrative services totaling $178,000 and $120,000, respectively. We incurred and expensed no such costs for the year ended December 31, 2007.

8. Related Party Arrangements – (continued)

At December 31, 2009, we had payables to related parties of approximately $72,000, which consisted of approximately $52,000 for direct expenses and services and approximately $20,000 for management fees payable to our Property Manager and Behringer Advisors I. At December 31, 2008, we had payables to related parties of approximately $94,000, which consisted of approximately $84,000 for direct expenses and services and approximately $10,000 for management fees payable to our Property Manager and Behringer Advisors I.

In connection with the sale of our properties, we will pay Behringer Advisors I or its affiliates a subordinated disposition fee in an amount not exceeding the lesser of: (A) 50% of the reasonable, customary and competitive real estate brokerage commissions customarily paid for the sale of a comparable property in light of the size, type and location of the property, or (B) 3% of the gross sales price of each property, subordinated to distributions to limited partners from the sale proceeds of an amount which, together with prior distributions to the limited partners, will equal (1) 100% of their capital contributions plus (2) an 8% annual cumulative (noncompounded) return of their net capital contributions. Subordinated disposition fees that are not payable at the date of sale, because limited partners have not yet received their required minimum distributions, will be deferred and paid at such time as these subordination conditions have been satisfied. In addition, after the limited partners have received a return of their net capital contributions and an 8% annual cumulative (noncompounded) return on their net capital contributions, then Behringer Advisors I is entitled to receive 15% of the remaining residual proceeds available for distribution (a subordinated participation in net sale proceeds and distributions); provided, however, that in no event will the General Partners receive in the aggregate more than 15% of sale proceeds remaining after the limited partners have received a return of their net capital contributions. Since the above conditions have not been met at this time, we incurred no such disposition fees for the years ended December 31, 2009, 2008 or 2007.

We are dependent on Behringer Advisors I and our Property Manager for certain services that are essential to us, including asset disposition decisions, property management and leasing services and other general and administrative responsibilities. In the event that these companies were unable to provide the respective services to us, we would be required to obtain such services from other sources.

9. Discontinued Operations

There were no discontinued operations during the years ended December 31, 2009 and 2008. On December 28, 2006, we sold the Northpoint Property, which contained approximately 79,000 rentable square feet (unaudited), to an unaffiliated third party for a contract sale price of approximately $6.3 million and realized a gain on the sale. The results of operations for the Northpoint Property are classified as discontinued operations in the accompanying consolidated statements of operations. The results for the year ended December 31, 2007 represent the final settlements for operations of the Northpoint Property. The following table summarizes the results of discontinued operations for the year ended December 31, 2007 (in thousands):

	Year ended December 31, 2007
Rental revenue	$10
Expenses	
Property operating expenses	5
Total expenses	5
Income from discontinued operations	$ 5

10. Fair Value Disclosure of Financial Instruments

The following disclosure of estimated fair values was determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

As of December 31, 2009 and 2008, management estimated that the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and distributions payable were at amounts that reasonably approximated their fair value based on their short-term maturities.

The fair value estimate presented herein is based on information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amount has not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

11. Income Tax Basis Net Income (Unaudited)

Our income tax basis net income for the years ended December 31, 2009, 2008, and 2007, is recalculated as follows (in thousands):

	2009	2008	2007
Net income for financial statement purposes	$ 165	$141	$ 756
Start-up and organizational costs	(6)	(35)	(35)
Bad debt expense	3	(8)	7
Straight line rent	(170)	9	(56)
Prepaid rent	(4)	(67)	(32)
Depreciation	(41)	(49)	(50)
Amortization	639	708	844
Other	1	—	16
Net income for income tax purposes	$ 587	$699	$1,450

12. Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2009 and 2008 (in thousands, expect per unit amounts):

	2009 Quarters Ended			
	March 31	June 30	September 30	December 31
Rental Revenues	$ 981	$1,024	$ 958	$ 916
Net income	$ 14	$ 75	$ 31	$ 45
Weighted average number of limited partnership units outstanding	4,275	4,275	4,275	4,275
Basic and diluted net income per limited partnership unit	$ —	$ 0.02	$ 0.01	$ 0.01

	2008 Quarters Ended			
	March 31	June 30	September 30	December 31
Rental Revenues	$ 943	$ 968	$1,059	$ 895
Net income (loss)	$ 27	(1)	$ 136	(21)
Weighted average number of limited partnership units outstanding	4,309	4,298	4,275	4,275
Basic and diluted net income (loss) per limited partnership unit	$ 0.01	$ —	$ 0.03	$(0.01)

13. Subsequent Events

On February 3, 2010, Behringer Harvard Hopkins, LLC, our wholly-owned subsidiary, entered into a contract for the sale of a one-story office building containing approximately 29,660 of rentable square feet, located on approximately 2.5 acres of land (the "Hopkins Building"), located in Hopkins, Minnesota, a suburb of Minneapolis, Minnesota to an unaffiliated buyer, Ford Parkway, LLC ("Ford Parkway"). The contract sales price for the Hopkins Building is approximately $2.9 million. Ford Parkway made an earnest money deposit of $50,000 as required by the contract, which is refundable until the termination of an inspection period. If the sale is consummated, the general partners currently anticipate distributing the net proceeds of the sale to the limited partners and would also consider reducing the normal distribution to reflect the reduction of income resulting from the disposition of this asset and resulting higher general and administrative costs relative to revenues.

*****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Behringer Harvard Mid-Term Value Enhancement Fund I LP
Addison, Texas

We have audited the consolidated financial statements of Behringer Harvard Mid-Term Value Enhancement Fund I LP and subsidiaries (the "Partnership") as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and have issued our report thereon dated March 31, 2010; such financial statements and report are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Partnership listed in Item 15. The financial statement schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 31, 2010

Behringer Harvard Mid Term Value Enhancement Fund I LP
Valuation and Qualifying Accounts
Schedule II
(in thousands)

Allowance for doubtful accounts	Balance at Beginning of Year	Charged to Expenses (Recoveries)	Deductions	Balance at End of Year
Year ended December 31, 2009	$—	$ 3	$—	$ 3
Year ended December 31, 2008	$ 8	$(6)	$ 2	$—
Year ended December 31, 2007	$ 1	$ 7	$—	$ 8

Behringer Harvard Mid Term Value Enhancement Fund I LP
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2009
(in thousands)

Property Name	Market	Initial cost		Cost capitalized subsequent to acquisition	Gross amount carried at close of period	Accumulated depreciation	Year of construction	Date acquired	Depreciable life
		Land	Buildings						
Hopkins Building	Minneapolis, MN	$ 786	$ 2,225	$ 52	$ 3,063	$ 520	1981	3/12/04	(1)
Tucson Way	Denver, CO	800	5,654	67	6,521	1,181	1985	10/19/04	(1)
2800 W. Mockingbird	Dallas, TX	2,557	3,100	41	5,698	597	1940	3/11/05	(1)
Parkway Vista	Dallas, TX	952	3,725	268	4,945	721	2002	6/8/05	(1)
ASC Building	Dallas, TX	587	2,918	31	3,536	472	2000	12/21/05	(1)
Totals[2]		$5,682	$17,622	$459	$23,763	$3,491			

(1) Each of our buildings has a depreciable life of 25 years.

(2) The aggregate cost for federal income tax purposes is equal to the gross amount carried at the close of the period.

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Real Estate:			
Balance at beginning of year	$23,582	$23,585	$23,607
Additions	181	—	21
Disposals and write-offs	—	(3)	—
Cost of real estate sold	—	—	(43)
Balance at end of the year	$23,763	$23,582	$23,585
Accumulated depreciation:			
Balance at beginning of year	$ 2,754	$ 2,029	$ 1,306
Depreciation expense	737	725	723
Disposals	—	—	—
Balance at end of the year	$ 3,491	$ 2,754	$ 2,029

*****

Index to Exhibits

Exhibit Number	Description
3.1	Agreement of Limited Partnership of Registrant dated July 30, 2002 (previously filed in and incorporated by reference to Exhibit B to the prospectus of the Registrant filed pursuant to Rule 424(b)(3) on February 20, 2003, as supplemented)
3.2	First Amendment to Agreement of Limited Partnership of Registrant dated June 2, 2003 (previously filed in and incorporated by reference to Exhibit B to Supplement No. 1 to the prospectus of the Registrant contained within Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11, Commission File No. 333-100126, filed on June 3, 2003)
3.3	Certificate of Limited Partnership of Registrant (previously filed and incorporated by reference to Registrant's Registration Statement on Form S-11, Commission File No. 333-100126, filed on September 27, 2002)
3.4	Second Amendment to Agreement of Limited Partnership of Registrant dated March 29, 2006 (previously filed in and incorporated by reference to Form 8-K filed on March 30, 2006)
4.1	Form of Subscription Agreement and Subscription Agreement Signature Page (included as Exhibit C to the prospectus of the Registrant filed pursuant to Rule 424(b)(3) on February 20, 2003, as supplemented)
10.1	Form of Amended and Restated Property Management and Leasing Agreement between Registrant and HPT Management Services LLC (previously filed and incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11, Commission File No. 333-100126, filed on June 3, 2003)
10.2	Purchase Agreement between Behringer Harvard Northpoint I LP, as seller, and Medical Edge Healthcare Group, Inc., as purchaser, regarding the Northpoint Property (previously filed and incorporated by reference to Form 8-K filed on January 4, 2007)
10.3	First Amendment to Purchase Agreement between Behringer Harvard Northpoint I LP and Medical Edge Healthcare Group, Inc. (previously filed and incorporated by reference to Form 8-K filed on January 4, 2007)
10.4	Second Amendment to Purchase Agreement between Behringer Harvard Northpoint I LP and Medical Edge Healthcare Group, Inc. (previously filed and incorporated by reference to Form 8-K filed on January 4, 2007)
10.5	Purchase Agreement between Behringer Harvard Hopkins LLC, as seller, and Ford Parkway, LLC, as purchaser, regarding the Hopkins Building (previously filed and incorporated by reference to Form 8-K filed on February 9, 2010)
21.1*	List of Subsidiaries
23.1	Consent of Fulbright & Jaworski L.L.P. (previously filed and incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11, Commission File No. 333-100126, filed on December 23, 2002)
23.2	Consent of Morris, Manning & Martin, LLP (previously filed and incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-11, Commission File No. 333-100126, filed on December 23, 2002)
31.1*	Rule 13a-14(a) or Rule 15d-14(a) Certification
31.2*	Rule 13a-14(a) or Rule 15d-14(a) Certification
32.1*	Section 1350 Certifications

* filed herewith

Exhibit 21.1

BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP
List of Subsidiaries

Entity	Jurisdiction
Behringer Harvard Hopkins, LLC	Delaware
Behringer Harvard Northpoint I GP, LLC	Texas
Behringer Harvard Northpoint I LP	Texas
Behringer Harvard 7400 Tucson Way, LLC	Colorado
Behringer Harvard 2800 Mockingbird GP, LLC	Texas
Behringer Harvard 2800 Mockingbird LP	Texas
Behringer Harvard Parkway Vista GP, LLC	Texas
Behringer Harvard Parkway Vista LP	Texas
Behringer Harvard 1401 Plano Road GP, LLC	Texas
Behringer Harvard 1401 Plano Road LP	Texas

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Robert S. Aisner certify that:

1. I have reviewed this report on Form 10-K of Behringer Harvard Mid-Term Value Enhancement Fund I LP;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 31st day of March, 2010.

/s/ Robert S. Aisner

Robert S. Aisner
Chief Executive Officer and President of Behringer Advisors I LP, General Partner of the Registrant

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Gary S. Bresky certify that:

1. I have reviewed this report on Form 10-K of Behringer Harvard Mid-Term Value Enhancement Fund I LP;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 31st day of March, 2010.

/s/ Gary S. Bresky

Gary S. Bresky
Chief Financial Officer of Behringer Harvard
Advisors I LP,
General Partner of the Registrant

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed for purposes of Section 18 of the Securities Act of 1934, as amended.

The undersigned, who are the Chief Executive Officer and Chief Financial Officer of Behringer Harvard Advisors I LP, the co-General Partner of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership"), each hereby certify as follows:

The Annual Report on Form 10-K of the Partnership (the "Report"), which accompanies this Certificate, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated this 31st day of March, 2010.

/s/ Robert S. Aisner

Robert S. Aisner,
Chief Executive Officer and President of Behringer
Advisors I LP, General Partner of the Registrant

/s/ Gary S. Bresky

Gary S. Bresky,
Chief Financial Officer of Behringer Harvard
Advisors I LP, General Partner of the Registrant

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General Partners and Key Personnel

General Partner Management Team

Behringer Harvard is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.



Co-General Partners

Behringer Harvard Advisors I LP

Robert M. Behringer

Other Key Personnel

Robert M. Behringer
*Chairman**

Robert S. Aisner
*Chief Executive Officer and President**

Gary S. Bresky
*Chief Financial Officer**

Gerald J. Reihsen, III
*Executive Vice President–Corporate Development & Legal and Secretary**

M. Jason Mattox
*Executive Vice President**

Samuel A. Gillespie
*Chief Operating Officer**

Mark A. Flynt
*Senior Vice President–Portfolio Manager**

**Behringer Harvard Advisors I LP*

E-Communications

Go paperless with electronic delivery. Sign up at **behringerharvard.com** to switch from paper mailings and view your quarterly statements, tax forms, and other investor communications online.

Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.



15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

Investor Information

For additional information about
Behringer Harvard and its real estate programs,
please contact us at 866.655.3650

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Chase Tower, 2200 Ross Avenue, Suite 1600
Dallas, Texas 75201

Registrar & Transfer Agent

DST Systems, Inc.
333 W. 11th Street
Kansas City, Missouri 64105

Date Published 04/10 • IN

404002